Filed pursuant to Rule 424(b)(1)

Registration No. 333-208549

PROSPECTUS

GEOVAX LABS, INC.

Up to 10,598,662 Shares of Common Stock

This prospectus relates to up to 10,598,662 shares of common stock, $0.001 par value, of GeoVax Labs, Inc., or the “Company,” that may be sold from time to time by the selling stockholders named in this prospectus, which includes up to 10,598,662 shares of common stock issuable upon conversion of our Series C Convertible Preferred Stock, par value $0.01 per share, which we refer to as “Series C Preferred Stock”.

The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The shares included in this prospectus may be reoffered and sold directly by the selling stockholders in accordance with one or more of the methods described in the plan of distribution, which begins on page 50 of this prospectus.

We will not receive any proceeds from the sales of outstanding shares of common stock by the selling stockholders.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and quoted on the OTCQB market under the symbol “GOVX.” On March 20, 2018, the last reported sale price for our common stock as reported on the OTCQB market was $0.04 per share.

This prospectus may only be used where it is legal to offer and sell the shares covered by this prospectus. We have not taken any action to register or obtain permission for this offering or the distribution of this prospectus in any country other than the United States.

Investing in the common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 3, 2018

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

RISK FACTORS	3

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	10

USE OF PROCEEDS	12

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	12

BUSINESS	13

AVAILABLE INFORMATION	24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	25

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS	31

DIRECTORS AND EXECUTIVE OFFICERS	32

EXECUTIVE COMPENSATION	35

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	39

SELLING STOCKHOLDERS	41

DESCRIPTION OF SECURITIES	43

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	49

PLAN OF DISTRIBUTION	50

LEGAL MATTERS	51

EXPERTS	51

WHERE YOU CAN FIND MORE INFORMATION	51

INDEX TO FINANCIAL STATEMENTS	52

You should rely only on the information contained in this prospectus and any free-writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with additional or different information. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities. Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” mean GeoVax Labs, Inc.

We obtained industry and market data used throughout this prospectus through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources.

PROSPECTUS SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements and notes to the consolidated financial statements. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 3. You should not invest unless you can afford to lose your entire investment.

Company Overview

GeoVax Labs, Inc. (“GeoVax” or the “Company”) is a clinical-stage biotechnology company developing human vaccines against infectious diseases and cancer using a novel patented Modified Vaccinia Ankara-Virus Like Particle (MVA-VLP) vaccine platform. In this platform, MVA, a large virus capable of carrying several vaccine antigens, expresses proteins that assemble into highly effective VLP immunogens in the person being vaccinated. The MVA-VLP virus replicates to high titers in approved avian cells for manufacturing but cannot productively replicate in mammalian cells. Therefore, the MVA-VLP derived vaccines elicit durable immune responses in the host similar to a live attenuated virus, while providing the safety characteristics of a replication-defective vector.

Our current development programs are focused on preventive vaccines against Human Immunodeficiency Virus (HIV), Zika Virus, hemorrhagic fever viruses (Ebola, Sudan, Marburg, and Lassa), and malaria, as well as therapeutic vaccines for chronic Hepatitis B infections and cancers. Our most advanced vaccine program is focused on the clade B subtype of HIV prevalent in the larger commercial markets of the Americas, Western Europe, Japan and Australia; this program is currently undergoing human clinical trials.

Our corporate strategy is to advance and protect our vaccine platform and use its unique capabilities to design and develop an array of products. We aim to advance products through to human clinical testing, and to seek partnership or licensing arrangements for commercialization. We will also leverage third party resources through collaborations and partnerships for preclinical and clinical testing. Our collaborators and partners include the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health (NIH), the HIV Vaccines Trial Network (HVTN), Centers for Disease Control and Prevention (CDC), United States Army Research Institute of Infectious Disease (USAMRIID), U.S. Naval Research Laboratory (USNRL), Emory University, University of Pittsburgh, Georgia State University Research Foundation (GSURF), Peking University, University of Texas Medical Branch (UTMB), the Institute of Human Virology (IHV) at the University of Maryland, the Scripps Research Institute (TSRI), the Burnet Institute in Australia, American Gene Technologies International, Inc. (AGT), ViaMune, Inc., Vaxeal Holding SA, and CaroGen Corporation.

We are incorporated under the laws of the State of Delaware. Our principal corporate offices are located at 1900 Lake Park Drive, Suite 380, Smyrna, Georgia 30080 (metropolitan Atlanta). Our telephone number is (678) 384-7220. The address of our web site is www.geovax.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available free of charge through the “Investors” section of our web site as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission. Information contained on our web site does not form a part of this prospectus.

The Offering

Common stock offered by selling stockholders

Up to 10,598,662 shares of common stock issuable upon conversion of our Series C Preferred Stock owned by selling stockholders, This number represents approximately 8.0% of our current outstanding common stock, or approximately 7.4% on a post-conversion basis.

Common stock outstanding before the offering.	131,736,810 shares

Common stock outstanding after the offering	142,335,472 shares (1)

Proceeds to us	We will not receive any proceeds from the sale of common stock covered by this prospectus.

Trading Symbol	GOVX

Risk Factors

There are significant risks involved in investing in our Company, including our history of operating losses and our need for continued funding. For a discussion of these and other risk factors you should consider before buying our common stock, see “Risk Factors” beginning on page 3.

(1) The number of shares of our common stock to be outstanding after this offering is based on 131,736,810 shares outstanding as of March 20, 2018 and includes 10,598,662 shares of common stock issuable upon conversion of our Series C Preferred Stock, but excludes the following:

●	285,714 shares of common stock issuable upon conversion of our outstanding Series B Convertible Preferred Stock, which we refer to as our “Series B Preferred Stock;”
●	an additional 160,751,071 shares of common stock issuable upon conversion of our outstanding Series C Convertible Preferred Stock;
●	46,666,666 shares of common stock issuable upon conversion of our outstanding Series D Convertible Preferred Stock, which we refer to as our “Series D Preferred Stock;”
●	7,500,000 shares of common stock issuable upon conversion of our outstanding Series E Convertible Preferred Stock, which we refer to as our “Series E Preferred Stock.”
●

7,550,300 shares of common stock reserved for future issuance under our equity incentive plans.  As of March 20, 2018, there were options to purchase 7,024,275 shares of our common stock outstanding under our equity incentive plans with a weighted average exercise price of $0.29 per share; and

●	178,571 shares of common stock issuable upon exercise of currently outstanding stock purchase warrants with a weighted average exercise price of $0.042 per share;

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review and consider the risks, uncertainties and other factors described below before you decide whether to purchase our securities. Any of these factors could materially and adversely affect our business, financial condition, operating results and prospects and could negatively impact the market price of our common stock, and you may lose some or all of your investment. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, may also impair our business operations. You should also refer to the information contained in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

We have a history of operating losses, and we expect losses to continue for the foreseeable future.

We have had no product revenue to date and there can be no assurance that we will ever generate any product revenue. We have experienced operating losses since we began operations in 2001. As of December 31, 2017, we had an accumulated deficit of approximately $37.9 million. We expect to incur additional operating losses and expect cumulative losses to increase as our research and development, pre-clinical, clinical, manufacturing and marketing efforts expand. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of our product candidates, conduct pre-clinical tests and clinical trials, obtain the necessary regulatory approvals, and manufacture and market the resulting products. Unless we are able to successfully meet these challenges, we will not be profitable and may not remain in business.

We have received a going concern opinion from our auditors.

We have received a "going concern" opinion from our independent registered public accounting firm, reflecting substantial doubt about our ability to continue as a going concern. Our consolidated financial statements contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and implement our business plan. If we are unable to achieve or sustain profitability or to secure additional financing on acceptable terms, we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. Any such inability to continue as a going concern may result in our stockholders losing their entire investment. There is no guarantee that we will become profitable or secure additional financing on acceptable terms.

Our business will require continued funding. If we do not receive adequate funding, we will not be able to continue our operations.

To date, we have financed our operations principally through the sale of our equity securities and through NIAID grants and clinical trial support. We will require substantial additional financing at various intervals for our operations, including clinical trials, operating expenses, intellectual property protection and enforcement, for pursuit of regulatory approvals, and for establishing or contracting out manufacturing, marketing and sales functions. There is no assurance that such additional funding will be available on terms acceptable to us or at all. If we are not able to secure the significant funding that is required to maintain and continue our operations at current levels, or at levels that may be required in the future, we may be required to delay clinical studies or clinical trials, curtail operations, or obtain funds through collaborative arrangements that may require us to relinquish rights to some of our products or potential markets.

The costs of conducting all of our human clinical trials to date for our preventive HIV vaccine have been borne by the HIV Vaccine Trials Network (HVTN), with funding by NIAID, and we expect NIAID support for additional clinical trials. GeoVax incurs costs associated with manufacturing the clinical vaccine supplies and other study support. We cannot predict the level of support we will receive from the HVTN or NIAID for any additional clinical trials of our HIV vaccines.

Our operations are also partially supported by the NIAID grants awarded to us to support our HIV and Zika vaccine programs. As of December 31, 2017, there was $481,695 of unused grant funds remaining and available for use during 2018. We are pursuing additional support from the federal government for our vaccine programs. However, as we progress to the later stages of our vaccine development activities, government financial support may be more difficult to obtain, or may not be available at all. Furthermore, there is some risk that actual funding for grants could be delayed, cut back, or eliminated due to government budget constraints. Therefore, it will be necessary for us to look to other sources of funding to finance our development activities.

We expect that our current working capital, combined with proceeds from the grants awarded to us from NIAID will be sufficient to support our planned level of operations into the third quarter of 2018. We will need to raise additional funds to significantly advance our vaccine development programs and to continue our operations. In order to meet our operating cash flow needs we plan to seek sources of non-dilutive capital through government grant programs and clinical trial support. We may also plan additional offerings of our equity securities, debt, or convertible debt instruments. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could have a material adverse effect on our business, operating results, financial condition and prospects.

Risks Related to Development and Commercialization of Product Candidates and Dependence on Third Parties

Our products are still being developed and are unproven. These products may not be successful.

To become profitable, we must generate revenue through sales of our products. However, our products are in varying stages of development and testing. Our products have not been proven in human clinical trials and have not been approved by any government agency for sale. If we cannot successfully develop and prove our products and processes, or if we do not develop other sources of revenue, we will not become profitable and at some point we would discontinue operations.

Whether we are successful will be dependent, in part, upon the leadership provided by our management. If we were to lose the services of any of these individuals, our business and operations may be adversely affected.

Whether our business will be successful will be dependent, in part, upon the leadership provided by our officers, particularly our President and Chief Executive Officer and our Chief Scientific Officer. The loss of the services of these individuals may have an adverse effect on our operations. Further, our employees, including our executive officers and directors, are not subject to any covenants not to compete against the Company, and our business could be adversely affected if any of our employees or directors engaged in an enterprise competitive with the Company.

Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.

To manufacture and sell our products, we must comply with extensive domestic and international regulation. In order to sell our products in the United States, approval from the FDA is required. Satisfaction of regulatory requirements, including FDA requirements, typically takes many years, and if approval is obtained at all, it is dependent upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. We cannot predict whether our products will be approved by the FDA. Even if they are approved, we cannot predict the time frame for approval. Foreign regulatory requirements differ from jurisdiction to jurisdiction and may, in some cases, be more stringent or difficult to meet than FDA requirements. As with the FDA, we cannot predict if or when we may obtain these regulatory approvals. If we cannot demonstrate that our products can be used safely and successfully in a broad segment of the patient population on a long-term basis, our products would likely be denied approval by the FDA and the regulatory agencies of foreign governments.

We face intense competition and rapid technological change that could result in products that are superior to the products we will be commercializing or developing.

The market for vaccines that protect against or treat human infectious diseases is intensely competitive and is subject to rapid and significant technological change. We have numerous competitors in the United States and abroad, including, among others, large companies with substantially greater resources than us. If any of our competitors develop products with efficacy or safety profiles significantly better than our products, we may not be able to commercialize our products, and sales of any of our commercialized products could be harmed. Some of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Competitors may develop products earlier, obtain FDA approvals for products more rapidly, or develop products that are more effective than those under development by us. We will seek to expand our technological capabilities to remain competitive; however, research and development by others may render our technologies or products obsolete or noncompetitive or result in treatments or cures superior to ours.

Our product candidates are based on new medical technology and, consequently, are inherently risky. Concerns about the safety and efficacy of our products could limit our future success.

We are subject to the risks of failure inherent in the development of product candidates based on new medical technologies. These risks include the possibility that the products we create will not be effective, that our product candidates will be unsafe or otherwise fail to receive the necessary regulatory approvals, and that our product candidates will be hard to manufacture on a large scale or will be uneconomical to market.

Many pharmaceutical products cause multiple potential complications and side effects, not all of which can be predicted with accuracy and many of which may vary from patient to patient. Long term follow-up data may reveal previously unidentified complications associated with our products. The responses of potential physicians and others to information about complications could materially affect the market acceptance of our products, which in turn would materially harm our business.

We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule, if at all. Product development costs will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products and delay our ability to become profitable.

We rely heavily on the HVTN, independent clinical investigators, vaccine manufacturers, and other third-party service providers for successful execution of our clinical trials, but do not control many aspects of their activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates. There is also a risk of changes in clinical trial strategy and timelines due to the HVTN and NIAID altering their trial strategy.

Failure to obtain timely regulatory approvals required to exploit the commercial potential of our products could increase our future development costs or impair our future sales.

None of our vaccines are approved by the FDA for sale in the United States or by other regulatory authorities for sale in foreign countries. To exploit the commercial potential of our technologies, we are conducting and planning to conduct additional pre-clinical studies and clinical trials. This process is expensive and can require a significant amount of time. Failure can occur at any stage of testing, even if the results are favorable. Failure to adequately demonstrate safety and efficacy in clinical trials could delay or preclude regulatory approval and restrict our ability to commercialize our technology or products. Any such failure may severely harm our business. In addition, any approvals we obtain may not cover all of the clinical indications for which approval is sought or may contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use, or in the form of onerous risk management plans, restrictions on distribution, or post-approval study requirements.

State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports on sales, marketing, pricing and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. Unless we are in full compliance with these laws, we could face enforcement action, fines, and other penalties and could receive adverse publicity, all of which could harm our business.

Changes in healthcare law and implementing regulations, as well as changes in healthcare policy, may impact our business in ways that we cannot currently predict, and may have a significant adverse effect on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Among policy makers and payors in the United States and elsewhere, including in the European Union, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, includes a number of provisions that are intended to lower healthcare costs, including prescription drug prices and government spending on medical products.

Since its enactment, there have also been judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the statute. We continue to evaluate the effect that the Affordable Care Act and subsequent changes to the statute has on our business. It is uncertain the extent to which any such changes may impact our business or financial condition.

There has also been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products. There have been several Congressional inquiries and proposed bills, as well as state efforts, designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In June 2017, FDA issued a Drug Competition Action plan intended to lower prescription drug prices by encouraging competition from generic versions of existing products. The Agency announced that it will issue a similar plan intended to promote competition to prescription biologics from biosimilars later this year.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. For example, in September 2017, the California State Assembly approved SB17, which requires pharmaceutical companies to notify health insurers and government health plans at least 60 days before any scheduled increases in the prices of their products if they exceed 16% over a two-year period, and further requiring pharmaceutical companies to explain the reasons for such increase. Effective in 2016, Vermont passed a law requiring certain manufacturer identified by the state to justify their price increases.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained.

We may not be successful in establishing collaborations for product candidates we seek to commercialize, which could adversely affect our ability to discover, develop, and commercialize products.

We expect to seek collaborations for the development and commercialization of product candidates in the future. The timing and terms of any collaboration will depend on the evaluation by prospective collaborators of the clinical trial results and other aspects of our vaccine’s safety and efficacy profile. If we are unable to reach agreements with suitable collaborators for any product candidate, we will be forced to fund the entire development and commercialization of such product candidates, ourselves, and we may not have the resources to do so. If resource constraints require us to enter into a collaboration agreement early in the development of a product candidate, we may be forced to accept a more limited share of any revenues this product may eventually generate. We face significant competition in seeking appropriate collaborators. Moreover, these collaboration arrangements are complex and time-consuming to negotiate and document. We may not be successful in our efforts to establish collaborations or other alternative arrangements for any product candidate. Even if we are successful in establishing collaborations, we may not be able to ensure fulfillment by collaborators of their obligations or our expectations.

We do not have manufacturing, sales or marketing experience.

We do not have experience in manufacturing, selling, or marketing vaccines. To obtain the expertise necessary to successfully manufacture, market, and sell our vaccines, we will require the development of our own commercial infrastructure and/or collaborative commercial arrangements and partnerships. Our ability to execute our current operating plan is dependent on numerous factors, including, the performance of third party collaborators with whom we may contract.

Our vaccines under development may not gain market acceptance.

Our vaccines may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Significant factors in determining whether we will be able to compete successfully include:

●	the efficacy and safety of our vaccines;
●	the time and scope of regulatory approval;
●	reimbursement coverage from insurance companies and others;
●	the price and cost-effectiveness of our products; and
●	the ability to maintain patent protection.

We may be required to defend lawsuits or pay damages for product liability claims.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We may face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. We carry product liability insurance and we expect to continue such policies. However, product liability claims, regardless of their merits, could exceed policy limits, divert management’s attention, and adversely affect our reputation and the demand for our products.

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for our vaccines, it is less likely that they will be widely used.

Market acceptance of vaccines we develop, if approved, will depend on reimbursement policies and may be affected by, among other things, future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for or any vaccines that we may develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for our vaccines. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize vaccines that we develop.

Risks Related to Our Intellectual Property

We could lose our license rights to our important intellectual property if we do not fulfill our contractual obligations to our licensors.

Our rights to significant parts of the technology we use in our vaccines are licensed from third parties and are subject to termination if we do not fulfill our contractual obligations to our licensors. Termination of intellectual property rights under any of our license agreements could adversely impact our ability to produce or protect our vaccines. Our obligations under our license agreements include requirements that we make milestone payments to our licensors upon the achievement of clinical development and regulatory approval milestones, royalties as we sell commercial products, and reimbursement of patent filing and maintenance expenses. Should we become bankrupt or otherwise unable to fulfill our contractual obligations, our licensors could terminate our rights to critical technology that we rely upon.

Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling products.

Our success will depend in part on our ability to operate without infringing the patents and proprietary rights of third parties. The manufacture, use and sale of new products have been subject to substantial patent rights litigation in the pharmaceutical industry. These lawsuits generally relate to the validity and infringement of patents or proprietary rights of third parties. Infringement litigation is prevalent with respect to generic versions of products for which the patent covering the brand name product is expiring, particularly since many companies that market generic products focus their development efforts on products with expiring patents. Pharmaceutical companies, biotechnology companies, universities, research institutions or other third parties may have filed patent applications or may have been granted patents that cover aspects of our products or our licensors’ products, product candidates or other technologies.

Future or existing patents issued to third parties may contain patent claims that conflict with our products. We expect to be subject to infringement claims from time to time in the ordinary course of business, and third parties could assert infringement claims against us in the future with respect to our current products or with respect to products that we may develop or license. Litigation or interference proceedings could force us to:

●	stop or delay selling, manufacturing or using products that incorporate, or are made using the challenged intellectual property;
●	pay damages; or
●	enter into licensing or royalty agreements that may not be available on acceptable terms, if at all.

Any litigation or interference proceedings, regardless of their outcome, would likely delay the regulatory approval process, be costly and require significant time and attention of our key management and technical personnel.

Any inability to protect intellectual property rights in the United States and foreign countries could limit our ability to manufacture or sell products.

We will rely on trade secrets, unpatented proprietary know-how, continuing technological innovation and, in some cases, patent protection to preserve our competitive position. Our patents and licensed patent rights may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. If patents containing competitive or conflicting claims are issued to third parties, we may be prevented from commercializing the products covered by such patents or may be required to obtain or develop alternate technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies.

We may not be able to prevent third parties from infringing or using our intellectual property, and the parties from whom we may license intellectual property may not be able to prevent third parties from infringing or using the licensed intellectual property. We generally will attempt to control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite efforts to protect this proprietary information, unauthorized parties may obtain and use information that we may regard as proprietary. Other parties may independently develop similar know-how or may even obtain access to these technologies.

The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.

Neither the U.S. Patent and Trademark Office nor the courts have established a consistent policy regarding the breadth of claims allowed in pharmaceutical patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

Risks Related To This Offering and Our Securities

The market price of our common stock is highly volatile.

The market price of our common stock has been, and is expected to continue to be, highly volatile. Certain factors, including announcements of new developments by us or other companies, regulatory matters, new or existing medicines or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of common stock by us, and subsequent sales of common stock by the holders of warrants and options could have an adverse effect on the market price of our shares.

Our common stock does not have a vigorous trading market and investors may not be able to sell their securities when desired.

We have a limited active public market for our common shares. A more active public market, allowing investors to buy and sell large quantities of our common stock, may never develop. Consequently, investors may not be able to liquidate their investments in the event of an emergency or for any other reason.

We have never paid dividends and have no plans to do so.

Holders of shares of our common stock are entitled to receive such dividends as may be declared by our Board of Directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any potential return investors may have in our common stock will be in the form of appreciation, if any, in the market value of their shares of common stock.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the United States securities laws. The Securities and Exchange Commission (SEC) as required by the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our stock.

If we fail to remain current in our reporting requirements, our securities could be removed from the OTC Market, which would limit the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

United States companies trading on the OTC Market must be reporting issuers under Section 12 of the Exchange Act and must be current in their reports under Section 13 of the Exchange Act. If we fail to remain current on our reporting requirements, we could be removed from the OTC Market. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

We need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our stockholders.

In order to meet our operating cash flow needs we plan additional offerings of our equity securities, debt, or convertible debt instruments. The sale of additional equity securities could result in additional dilution to our stockholders. Certain equity securities, such as convertible preferred stock or warrants, may contain anti-dilution provisions which could result in the issuance of additional shares at lower prices if we sell other shares below specified prices. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.

The exercise of options or warrants or conversion of our Series B, Series C, Series D or Series E Preferred Stock may depress our stock price and may result in significant dilution to our common stockholders.

There are a significant number of outstanding options and warrants to purchase our common stock and we have issued Series B, Series C, Series D and Series E Convertible Preferred Stock that is convertible into our common stock. If the market price of our common stock exceeds the conversion prices of the preferred shares, holders of those securities may be likely to convert their preferred shares and sell the common stock acquired upon conversion of such securities in the open market. Sales of a substantial number of shares of our common stock in the public market by holders of preferred shares may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if the holders of outstanding preferred shares convert those preferred shares, our common stockholders will incur dilution in their relative percentage ownership. The prospect of this possible dilution may also impact the price of our common stock.

Our common stock is and likely will remain subject to the SEC’s “penny stock” rules, which make it more difficult to sell.

Our common stock is currently and may remain classified as a “penny stock.” The SEC rules regarding penny stocks may have the effect of reducing trading activity in our shares, making it more difficult for investors to sell. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;
•	receive the purchaser’s written agreement to a transaction prior to sale;
•

provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies;

•

obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has received the required risk disclosure document before a transaction in a “penny stock” can be completed; and

•	give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation.

These rules make it more difficult for broker-dealers to effectuate customer transactions and trading activity in our securities and may result in a lower trading volume of our common stock and lower trading prices.

Certain provisions of our certificate of incorporation which authorize the issuance of additional shares of preferred stock may make it more difficult for a third party to effect a change in control.

Our certificate of incorporation authorizes our Board of Directors to issue up to 10,000,000 shares of preferred stock. We have issued, and there are outstanding, 100 shares of Series B Convertible Preferred Stock, 2,570 shares of our Series C Convertible Preferred Stock, 700 shares of our Series D Convertible Preferred Stock, and 600 shares of our Series E Convertible Preferred Stock. We believe the terms of these preferred shares would not have a substantial impact on the ability of a third party to effect a change in control. The remaining shares of preferred stock may be issued in one or more series, the terms of which may be determine at the time of issuance by our Board of Directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it costlier to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future, such as our estimates regarding anticipated operating losses, future performance, future revenues and projected expenses; our liquidity and our expectations regarding our needs for and ability to raise additional capital; our ability to manage our expenses effectively and raise the funds needed to continue our business; our ability to retain the services of our current executive officers, directors and principal consultants; our ability to obtain and maintain regulatory approval of our existing products and any future products we may develop; the initiation, timing, progress and results of our preclinical and clinical trials, research and development programs; regulatory and legislative developments in the United States and foreign countries; the timing, costs and other limitations involved in obtaining regulatory approval for any product; the further preclinical or clinical development and commercialization of our product candidates; the potential benefits of our product candidates over other therapies; our ability to enter into any collaboration with respect to product candidates; the performance of our third-party manufacturers; our ability to obtain and maintain intellectual property protection for our products and operate our business without infringing upon the intellectual property rights of others; the successful development of our sales and marketing capabilities; the size and growth of the potential markets for our products and our ability to serve those markets; the rate and degree of market acceptance of any future products; our reliance on key scientific management or personnel; the payment and reimbursement methods used by private or governmental third-party payers; and other factors discussed elsewhere in this prospectus or any document incorporated by reference herein or therein.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section titled “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. “Risk Factors” and “Business,” as well as other sections in this prospectus or incorporated by reference into this prospectus, discuss some of the factors that could contribute to these differences.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Other factors besides those described in this prospectus could also affect our actual results.

This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. While we believe these assumptions to be reasonable and sound as of the date of this prospectus, if these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

USE OF PROCEEDS

We will not receive proceeds from the sales by the selling stockholders.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is currently traded on the OTCQB Market under the symbol “GOVX”. The following table sets forth the high and low bid prices for our common stock for the periods indicated. The prices represent quotations between dealers and do not include retail mark-up, markdown, or commission, and do not necessarily represent actual transactions. On March 20, 2018, the last reported sale price for our common stock as reported in the OTCQB Market was $0.04 per share

	High	Low
2018
First Quarter (through March 20, 2018)	$0.06	$0.04
2017
Fourth Quarter	$0.10	$0.03
Third Quarter	$0.04	$0.03
Second Quarter	$0.07	$0.03
First Quarter	$0.07	$0.04
2016
Fourth Quarter	$0.08	$0.05
Third Quarter	$0.11	$0.07
Second Quarter	$0.08	$0.06
First Quarter	$0.14	$0.05

Holders

On March 20, 2018, there were approximately 540 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We have not paid any dividends since our inception and do not contemplate paying dividends in the foreseeable future. The certificates of designation for our outstanding preferred stock would prohibit the payment of dividends on our common stock if there were any dividends due but unpaid on our preferred stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information as of December 31, 2017 with respect to compensation plans under which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders	3,720,000	$0.48	-0-
Equity compensation plans not approved by stockholders	3,304,275	$0.07	526,025

A description of our equity compensation plans can be found in footnotes 2 and 9 to our 2017 consolidated financial statements. See “Director Compensation – Director Compensation Plan” for a description of our policy regarding option grants to new directors.

BUSINESS

Overview

GeoVax Labs, Inc. (“GeoVax” or the “Company”) is a clinical-stage biotechnology company developing human vaccines against infectious diseases and cancer using a novel patented Modified Vaccinia Ankara-Virus Like Particle (MVA-VLP) vaccine platform. In this platform, MVA, a large virus capable of carrying several vaccine antigens, expresses proteins that assemble into highly effective VLP immunogens in the person being vaccinated. The MVA-VLP virus replicates to high titers in approved avian cells for manufacturing but cannot productively replicate in mammalian cells. Therefore, the MVA-VLP derived vaccines elicit durable immune responses in the host similar to a live attenuated virus, while providing the safety characteristics of a replication-defective vector.

Our current development programs are focused on preventive vaccines against Human Immunodeficiency Virus (HIV), Zika Virus, hemorrhagic fever viruses (Ebola, Sudan, Marburg, and Lassa), and malaria, as well as therapeutic vaccines for chronic Hepatitis B infections and cancers. Our most advanced vaccine program is focused on the clade B subtype of HIV prevalent in the larger commercial markets of the Americas, Western Europe, Japan and Australia; this program is currently undergoing human clinical trials.

Our corporate strategy is to advance and protect our vaccine platform and use its unique capabilities to design and develop an array of products. We aim to advance products through to human clinical testing, and to seek partnership or licensing arrangements for commercialization. We will also leverage third party resources through collaborations and partnerships for preclinical and clinical testing. Our collaborators and partners include the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health (NIH), the HIV Vaccines Trial Network (HVTN), Centers for Disease Control and Prevention (CDC), United States Army Research Institute of Infectious Disease (USAMRIID), U.S. Naval Research Laboratory (USNRL), Emory University, University of Pittsburgh, Georgia State University Research Foundation (GSURF), Peking University, University of Texas Medical Branch (UTMB), the Institute of Human Virology (IHV) at the University of Maryland, the Scripps Research Institute (TSRI), the Burnet Institute in Australia, American Gene Technologies International, Inc. (AGT), ViaMune, Inc., Vaxeal Holding SA, and CaroGen Corporation.

We are incorporated in Delaware, and our offices and laboratory facilities are in Smyrna, Georgia (metropolitan Atlanta).

Our Technology

Vaccines typically contain agents (antigens) that resemble disease-causing microorganisms. Traditional vaccines are often made from weakened or killed forms of the virus or from its surface proteins. Many newer vaccines use recombinant DNA (deoxyribonucleic acid) technology to generate vaccine antigens in bacteria or cultured cells from specific portions of the DNA sequence of the target pathogen. The generated antigens are then purified and formulated for use in a vaccine. The most successful of these purified antigens have been non-infectious virus-like particles (VLPs) as exemplified by vaccines for hepatitis B (Merck's Recombivax® and GSK's Engerix®) and Papilloma viruses (GSK's Cervarix®, and Merck's Gardasil®). Our approach uses recombinant DNA and/or recombinant MVA to produce VLPs in the person being vaccinated (in vivo) reducing complexity and costs of manufacturing. In human clinical trials of our HIV vaccines, we have demonstrated that our VLPs, expressed from the cells of the person being vaccinated, can be safe, yet elicit both strong and durable humoral and cellular immune response.

VLPs can train the body's immune system to recognize and kill the authentic virus should it appear. VLPs can also train the immune system to recognize and kill virus-infected cells to control infection and reduce the length and severity of disease. One of the biggest challenges with VLP-based vaccines is to design the vaccines in such a way that the VLPs will be recognized by the immune system in the same way as the authentic virus would be. When VLPs for enveloped viruses like HIV, Ebola, Marburg or Lassa fever are produced in vivo (in the cells of the recipient), they include not only the protein antigens, but also an envelope consisting of membranes from the vaccinated individual's cells. In this way, they are highly similar to the virus generated in a person's body during a natural infection. VLPs produced in vitro (in a pharmaceutical plant), by contrast, have no envelope; or, envelopes from the cultured cells (typically hamster or insect cells) used to produce them. We believe our technology provides distinct advantages by producing VLPs that more closely resemble the authentic viruses. This feature of our immunogens allows the body's immune system to more readily recognize the virus. By producing VLPs in vivo, we also avoid potential purification issues associated with in vitro production of VLPs.

Examples of VLPs

Ebola Virus VLPs	HIV VLPs

Figure 1. Electron micrographs showing examples of VLPs produced by GeoVax vaccines in human cells. Note that the Ebola virus VLPs on the left self-assemble into the rod-like shape of the actual Ebola virus, while the HIV VLPs shown on the right take on the spherical shape of the actual HIV virus. While below the resolution of these micrographs, both types of VLPs display what we believe to be the native form of their respective viral envelope glycoproteins which we believe is key to generating an effective immune humoral response.

We selected MVA for use as the live viral component of our vaccines because of its well-established safety record and because of the ability of this vector to carry sufficient viral sequences to produce VLPs. MVA was originally developed as a safer smallpox vaccine for use in immune-compromised people. It was developed by attenuating the standard smallpox vaccine by making over 500 passages of the virus in chicken embryos or chicken embryo fibroblasts, which resulted in a virus with limited ability to replicate in human cells but did not compromise the ability of MVA to grow on avian cells, which are used for manufacturing the virus. The deletions also resulted in the loss of immune evasion genes which assist the spread of wild type smallpox infections, even in the presence of human immune responses.

Our MVA-VLP vaccine platform affords other unique advantages:

•

Safety: Our HIV vaccines have demonstrated outstanding safety in human clinical trials. Safety for MVA, generally, has been shown in more than 120,000 subjects in Europe, including immunocompromised individuals during the initial development of MVA and more recently with the development of MVA as a safer vaccine against smallpox.

•

Durability: Our technology raises highly durable (long-lasting) vaccine responses, the most durable in the field of vectored HIV vaccines. We hypothesize that elicitation of durable vaccine responses is conferred on responding B cells by the vaccinia parent of MVA, which raises highly durable responses for smallpox.

•

Limited pre-existing immunity to vector: Following the eradication of smallpox in 1980, smallpox vaccinations subsequently ended, leaving all but those born before 1980 and selected populations (such as vaccinated laboratory workers, first responders) unvaccinated and without pre-existing immunity.

•	No need for adjuvants: MVA stimulates strong innate immune responses and does not require the use of adjuvants.
•	Thermal stability: MVA is stable in both liquid and lyophilized formats (> 6 years of storage).
•

Genetic stability and manufacturability: If appropriately engineered, MVA is genetically stable and can reliably be manufactured in either the established Chick Embryo Fibroblast cell substrate, or novel continuous cell lines that support scalability as well as greater process consistency and efficiency.

Our Product Development Pipeline

The table below summarizes the status of our product development programs, which are discussed in greater detail in the following pages.

Program	Stage of Development	Collaborators / Funding Sponsor
HIV-Clade B Preventive Vaccine	Phase 2a completed	NIH/NIAID, HVTN, Emory University
HIV-Clade B Immunotherapy	Phase 1	AGT, Emory University
HIV-Clade C Preventive Vaccine	Preclinical	NIH/NIAID, Emory University
Hemorrhagic Fever Vaccines
Ebola virus	Preclinical	NIH/NIAID, USAMRIID
Lassa fever	Preclinical	NIH/NIAID, UTMB, IHV, TSRI, USNRL
Sudan virus	Discovery
Marburg virus	Discovery
Zika Vaccine	Preclinical	NIH/NIAID, CDC
Malaria Vaccine	Preclinical	Burnet Institute
Cancer Immunotherapy	Preclinical	ViaMune, Vaxeal, University of Pittsburgh
Hepatitis B Immunotherapy	Preclinical	CaroGen, GSURF, Peking University

Our HIV/AIDS Vaccine Program

About HIV/AIDS. HIV/AIDS is considered by many in the scientific and medical community to be the most lethal infectious disease in the world. An estimated 37 million people are living with HIV worldwide, with approximately 2.5 million newly infected annually. Approximately 39 million people infected with HIV have died since the 1981 start of the HIV pandemic. The United States currently has an estimated 1.2 million HIV-infected individuals, with approximately 50,000 new infections per year, a number that has remained virtually the same for 20 years. Alarmingly the fastest growing demographic for acquiring an HIV infection in the US is the 13 – 24-year-old group which is expanding at roughly 10% per year and will soon become the group with the highest total number of infections. Moreover, 44% of new infections occur in African-Americans.

There are several AIDS-causing HIV virus subtypes, or clades, that are found in different regions of the world. These clades are identified as clade A, clade B and so on. The predominant clade found in Europe, North America, parts of South America, Japan and Australia is clade B, whereas the predominant clades in Africa are clades A and C. In India, the predominant clade is clade C. Genetic differences between the clades may mean that vaccines or treatments developed against HIV of one clade may only be partially effective or ineffective against HIV of other clades. Thus, there is often a geographical focus to designing and developing HIV vaccines.

At present, the standard approach to treating HIV infection is to inhibit viral replication through the use of combinations of drugs. Available drugs include reverse transcriptase inhibitors, protease inhibitors, integration inhibitors and inhibitors of cell entry. However, HIV is prone to genetic changes that can produce strains that are resistant to currently approved drugs. When HIV acquires resistance to one drug within a class, it can often become resistant to the entire class, meaning that it may be impossible to re-establish control of a genetically altered strain by substituting different drugs in the same class. Furthermore, these treatments continue to have significant limitations which include toxicity, patient non-adherence to the treatment regimens and cost. Thus, over time, viruses acquire drug-resistant mutations, and many patients develop intolerance to the medications or simply give up taking the medications due to cost, inconvenience or side effects.

Prevention of HIV infection remains a worldwide unmet medical need, even in the United States and other first world countries where effective antiretroviral therapies are available. There is no approved HIV vaccine. Current antiretroviral therapies (ART) do not eliminate HIV infection, requiring individuals to remain on such drugs for their entire lives. Uptake and successful long-term adherence to therapy is also limited. Only 30% of those infected with HIV in the US ultimately remain in HIV care with their viral load sufficiently suppressed to prevent spread of HIV. Furthermore, the financial burden to the U.S. taxpayer for HIV education, prevention, and treatment costs is borne through multiple federal agencies. The annual taxpayer cost of HIV in 2016 was $19 billion and is expected to grow to $26 billion by 2020, yet the overall infection rate has not changed in the last 20 years and not a single person has been cured of his/her HIV infection.

According to the International AIDS Vaccine Initiative (IAVI), the cost and complexity of new treatment advances for HIV/AIDS puts them out of reach for most people in the countries where treatment is most needed. In industrialized nations, where drugs are more readily available, side effects and increased rates of viral resistance have raised concerns about their long-term use. Vaccines are seen by many as the most promising way to end the HIV/AIDS pandemic. It is expected that vaccines, once developed, will be used universally and administered worldwide by organizations that provide healthcare services, including hospitals, medical clinics, the military, prisons and schools.

Our Preventive HIV Vaccine Program

Clade B Preventive HIV Vaccine Program. Our most clinically advanced vaccine is GOVX-B11, designed to protect against the clade B subtype of the HIV virus prevalent in the Americas, Western Europe, Japan and Australia. GOVX-B11 consists of a recombinant DNA vaccine used to prime immune responses and a recombinant MVA vaccine used to boost the primed responses. Both the DNA and MVA vaccines produce non-infectious VLPs in the cells of the vaccinated person.

Phase 1 and phase 2a clinical trials of GOVX-B11 have been conducted by the HVTN. In these trials, totaling approximately 500 participants, GOVX-B11 was tested at various doses and regimens and was extremely well tolerated. The HVTN is the largest worldwide clinical trials network dedicated to the development and testing of HIV/AIDS vaccines. Support for the HVTN comes from the NIAID, part of the NIH. The HVTN’s HIV Vaccine Trial Units are located at leading research institutions in 27 cities on four continents.

In January 2017 HVTN began the next human clinical trial (HVTN 114) in the path toward human efficacy trials. HVTN 114 enrolled individuals who previously participated in the HVTN 205 Phase 2a trial of the GOVX-B11 vaccine, which concluded in 2012. HVTN 114 tests the ability of late boosts (additional vaccinations) to increase the antibody responses elicited by the GeoVax vaccine regimen. These “late boosts” consist of the GeoVax MVA62B vaccine with or without a gp120 protein vaccine. The gp120 protein, AIDSVAX® B/E, is the same protein used to boost immune responses in the partially protective RV144 trial in Thailand and is being used in HVTN 114 to assess the effect of adding a protein vaccine to GOVX-B11. Participants in HVTN 114 receive either (a) another MVA62B boost, (b) a combined boost of MVA62B and AIDSVAX® B/E, or (c) AIDSVAX® B/E alone.

GeoVax, NIAID, HVTN, Duke University, Profectus BioSciences, and the University of Maryland’s Institute for Human Virology (IHV) are actively planning a Phase 1 clinical trial that will test GOVX-B11 with two novel protein vaccines, the B.63521∆11mutC gp120 vaccine developed by Duke and the IHV01 gp120 vaccine developed by IHV and Profectus. This trial will extend on the results from HVTN 114 and further elucidate the immunogenicity of GOVX-B11 in combination with protein vaccines. We expect the clinical trial to begin in late 2018.

Clade C Preventive HIV Vaccine Program. We also are developing DNA/MVA vaccines designed for use against the clade C subtype of HIV that predominate in South Africa and India. NIAID has awarded us Small Business Innovative Research (SBIR) grants in support of this effort.

Our HIV Immunotherapy Program

Finding a cure for HIV/AIDS remains an elusive goal. Current ART, though highly effective at suppressing HIV viral load, are unable to eliminate latent forms of HIV that are invisible to the immune system and inaccessible to antiretroviral drugs. Long-term use of ART can lead to loss of drug effectiveness and can come with severe side effects. The lifetime medical costs of treating an HIV-infected patient in the U.S. are estimated to exceed $500,000. Therefore, any new treatment regimen that allows patients to reduce, modify, or discontinue their antiretroviral therapy can offer measurable quality of life benefits to the patient and tremendous value to the marketplace.

In March 2017, we entered into collaboration with AGT whereby AGT intends to conduct a Phase 1 human clinical trial with our combined technologies during the second half of 2018. The GeoVax vaccine will be used to stimulate virus-specific CD4 T cells in vivo, which will then be harvested from the patient, genetically modified ex vivo using AGT’s technology, and reinfused to the patient. The primary objectives of the trial will be to assess the safety and efficacy of the therapy, with secondary objectives to assess the immune responses as a measure of efficacy. The overall goal of the program will be to develop a functional cure for HIV infection. In a previous phase 1 clinical trial (GV-TH-01), we demonstrated that our vaccine can stimulate production of CD4+ T cells in HIV infected patients– the intended use of the MVA-VLP HIV vaccine in the proposed AGT study.

Our Hemorrhagic Fever Vaccine Programs

About Ebola, Sudan, Marburg and Lassa fever viruses. Ebola (EBOV, formerly designated as Zaire ebolavirus), Sudan (SUDV), and Marburg viruses (MARV) are the current most virulent species of the Filoviridae family. They can cause up to a 90% fatality rate in humans and are epizootic in Central and West Africa with 28 outbreaks since 1976. The 2013-16 Ebola outbreak caused 28,616 cases and 11,310 deaths (40% fatal). Additional outbreaks are certain due to indigenous reservoirs of the virus (e.g. fruit bats).

Lassa fever virus (LASV), a member of the Arenaviridae family, also causes severe and often fatal hemorrhagic illnesses in an overlapping region with Ebola. In contrast to the unpredictable epidemics of filoviruses, LASV is endemic in West Africa with an annual incidence of >300,000 infections, resulting in 5,000-10,000 deaths. Data from a recent study suggest that the number of annual LASV cases may be much higher, reaching three million infections and 67,000 deaths, putting as many as 200 million persons at risk.

Although the timing of the next filovirus outbreak cannot be predicted, it is certain that one will occur due to multiple factors such as: the zoonotic nature of the virus, weak health systems, high population mobility, cultural beliefs and burial practices, and endemic infectious diseases such as malaria and Lassa fever that mimic early Ebola symptoms in those at natural risk; and for those not at natural risk, the risk of intentional release by a bioterrorist.

We believe an ideal vaccine against major filoviruses and LASV must activate both humoral and cellular arms of the immune system. It should include the induction of antibodies to slow the initial rate of infection and a cellular immune response to help clear the infection. Moreover, it should address strain variations by providing broad coverage against potential epizootic filovirus strains, and it should be safe not only in healthy individuals (e.g. travelers or health care workers), but also in immunocompromised persons (e.g., HIV infected) and those with other underlying health concerns.

Despite significant progress being made with some experimental vaccines in clinical trials, none have been fully tested for both safety and efficacy. The replication competent rVSV-ZEBOV showed safety concerns in Phase 1 trials and by virtue of being replication competent could pose threats to immunocompromised individuals, such as those infected with HIV living in West Africa where recent Ebola epidemics started. The less advanced adeno-vectored vaccine candidates may require relatively cumbersome heterologous prime/boost regimens, for example with MVA, to elicit durable protective immunity. The use of Ad5 vectors also has been associated with concerns over increased susceptibility to HIV infection in areas with high HIV incidence. Even with rVSV-ZEBOV showing promise in the 2013-2015 epidemic, the world would benefit by being prepared with a safer and effective vaccine, to prevent or alleviate the effects of the next epidemic.

Our Vaccines. To address the unmet need for a product that can respond to future filovirus epidemics and potentially end LASV infections in West Africa, we are developing innovative vaccines utilizing our MVA-VLP platform. We are addressing strain variations, and induction of broad humoral and cellular response through development of four monovalent vaccines, which we may also investigate blending together as a single tetravalent vaccine (TV) to provide broad coverage, potentially with a single dose. The MVA vector is considered safe, having originally been developed for use in immunocompromised individuals as a smallpox vaccine.

Our vaccines are expected to not only protect at-risk individuals against EBOV, SUDV, MARV, and LASV, but also potentially reduce or modify the severity of other re-emerging filovirus pathogens such as Bundibugyo, Ivory Coast, and Reston viruses, based on antigenic cross reactivity and the elicitation of T cells to the more conserved matrix proteins (e.g. VP40 or Z) in addition to standard GP proteins used by us and other manufacturers. Thus, the GeoVax MVA-VLP approach offers a unique combination of advantages to achieve breadth and safety of a pan-filo/LASV vaccine. In addition to protecting people in Africa, it is intended to prevent the spread of disease to the US, and for preparedness against terrorist release of any of bio-threat pathogens. The initial markets for our vaccines are both NGOs such as the GAVI vaccine alliance and the Bill & Melinda Gates Foundation, as well as US and foreign governments.

Our initial preclinical studies in rodents and nonhuman primates for our first vaccine candidate (for EBOV) have shown 100% protection against a lethal dose of Ebola virus upon a single immunization. Preclinical studies in rodents for our second vaccine candidate (for LASV) showed similarly impressive results (100% single-dose protection).

Our Zika Virus Vaccine Program

About Zika Virus. Zika disease is a rapidly spreading emerging infection caused by the Zika virus (ZIKV) and has been linked to an increase in microcephaly in infants and Guillain-Barre syndrome (a neurodegenerative disease) in adults. ZIKV is a member of the Flaviviridae family, which includes medically important pathogens such as dengue fever, yellow fever, Japanese encephalitis, tick-borne encephalitis, and West Nile viruses. ZIKV, which was first discovered in 1947 in the Zika forest of Uganda, was considered only a minor public health concern for 60 years. Recently, with its appearance and rapid spread in the Americas, it has emerged as a serious threat with pandemic potential. Symptoms of Zika infection have historically been mild. In the recent epidemic, however, an alarming association between ZIKV infection and fetal brain abnormalities including microcephaly has been observed. No approved preventive or therapeutic products are currently available to fight the Zika epidemic. Public health officials recommend avoiding exposure to ZIKV, delaying pregnancy, and following basic supportive care (fluids, rest, and acetaminophen) after infection. A vaccine is urgently needed to prevent a Zika pandemic.

Our Vaccine. To address the unmet need for a ZIKV vaccine, we are developing novel vaccine candidates constructed in our MVA live vector platform, which has already shown great promise in our HIV and Ebola vaccines. We believe that, unlike other vaccines in development, the GeoVax vaccine combines a highly potent, yet safe, replication deficient viral vector (MVA) to deliver novel antigens of ZIKV to develop a single-dose vaccine. MVA has an outstanding safety record, which is particularly important given the need to include women of child-bearing age and newborns among those being vaccinated. Our Zika vaccine does not appear to induce Antibody Dependent Enhancement (ADE) of infection. ADE is a serious side effect induced when a vaccinated individual is bitten a second time by a mosquito carrying a second flavivirus such as dengue, resulting in a more virulent reaction. We expect these features to yield a safe and highly effective vaccine that is well suited to provide potent and durable immunity against ZIKV infection.

We collaborated with the US Centers for Disease Control (CDC) to develop a lethal challenge model in mice to test our vaccine candidates. We have demonstrated 100% protection in mice against a lethal challenge after a single dose vaccination. ZIKV and reagents are supplied by UTMB.

Our Malaria Vaccine Program

About Malaria. Malaria is a mosquito-borne disease caused by Plasmodium parasites. Symptoms are fever, chills, sweating, vomiting and flu-like illness. If untreated, severe complications (severe anemia, cerebral malaria and organ failure) will lead to death. Over 3 billion people in 106 countries and territories live at risk of malaria infection. According to the latest estimates from the World Health Organization (WHO), 214 million new cases of malaria were recorded worldwide in 2015, resulting in 438,000 deaths. There are 1,500 cases in the US each year (travelers returning home). Children under five years of age are particularly susceptible to malaria illness, infection, and death. In 2015, malaria killed an estimated 306,000 children. Current treatments include bed net distributions, drug treatment and mosquito spraying. Malaria parasites develop resistance to drugs and insecticides. Even though vaccines have shown to be the most cost-effective ways to fight and eliminate infectious diseases (Smallpox, polio, etc.), and after many decades of research and development, there is no commercial malaria vaccine at the present time. Even a vaccine with efficacy of 30-50% will prevent hundreds of thousands of deaths annually. Current vaccine candidates generally consist of subunit proteins, are poorly immunogenic, based on limited number of antigens (generally 4-5 antigens), do not target multiple stages of parasite life cycle, and do not induce strong durable functional antibodies and T cell responses. Therefore, identification of appropriate antigens and vaccine technologies is critical for development of an effective malaria vaccine.

Our Vaccine Approach. An ideal malaria vaccine candidate should contain antigens from multiple stages of the malaria life cycle, and should induce both functional antibodies (predominantly IgG1 and IgG3 subtypes shown to be associated with protection) and strong cell mediated immunity (e.g. Th1 biased CD4+ ad CD8+) to reduce parasitemia by clearing infected cells (liver cells or erythrocytes). We have shown (in animal models and humans) that MVA-VLP vaccines can induce a Th1 biased response with both durable functional antibodies (IgG1 and IgG3) and CD4+ and CD8+ T cell responses both of which are hallmarks of an ideal malaria vaccine.

We have established a collaboration with the Burnet Institute, a leading infectious diseases research institute in Australia, for the development of a vaccine to prevent malaria infection. The project includes the design, construction, and characterization of multiple malaria vaccine candidates using GeoVax’s MVA-VLP vaccine platform combined with malaria Plasmodium falciparum and Plasmodium vivax sequences identified by the Burnet Institute. The vaccine design, construction, and characterization will be performed at GeoVax with further characterization and immunogenicity studies in animal models conducted at Burnet Institute using their unique functional assays that provide key information on vaccine efficacy.

Our Hepatitis B Vaccine Program

About Hepatitis B Disease. Hepatitis B is a contagious liver disease caused by the Hepatitis B virus (HBV). It is transmitted person-to-person by blood, semen, or other bodily fluids. This can happen through sexual contact, needle sharing, or mother to infant transmission during birth. For some people, Hepatitis B is an acute (or short-term) illness; but for others, it can become a long-term, chronic infection that may lead to serious health issues like cirrhosis or liver cancer. The risk of chronic infection is related to age at infection. Approximately 90% of infected infants will develop chronic infections. As a child gets older, the risk decreases. Approximately 25%–50% of children infected between the ages of 1 and 5 years will develop chronic hepatitis. The risk drops to 6%–10% when a person is infected at over 5 years of age. Worldwide, most people with chronic Hepatitis B were infected at birth or during early childhood.

The CDC estimates that between 700,000 to 1.4 million people in the United States have chronic HBV infections, with an estimated 20,000 new infections every year. Many people are unaware that they are infected or may not show any symptoms. Therefore, they never seek the attention of medical or public health officials. Globally, chronic Hepatitis B affects more than 240 million people and contributes to nearly 686,000 deaths worldwide each year. Even though a preventive HBV vaccine is available, less than 5% of chronic HBV infections are cured through currently available therapies.

Our Hepatitis B Vaccine Approach. There is a clear medical need to treat chronic HBV infections, which affect hundreds of millions of people around the world, many of whom die due to complications of HBV including cirrhosis and cancer. Multiple vaccines exist to protect against HBV infection, but they cannot help patients already diagnosed with the disease. Although chronic HBV can be treated with drugs, the treatments do not cure 95% of patients; they cannot induce strong neutralizing antibodies and cellular responses needed to break tolerance to HBV antigens and clear infections, but only suppress the replication of the virus. Therefore, most people who start treatments must continue with them for life. Moreover, diagnosis and treatment options are very limited in resource/low income-constrained populations, which leads to many patients succumbing within months of diagnosis.

Our combination therapeutic vaccine strategy is comprised of multivalent vaccine antigens delivered by DNA and MVA-VLP in combination with the standard-of-care treatment to induce functional antibodies and CD4+, CD8+ T cell responses to clear infection and break tolerance needed toward a functional cure. Our goal is to significantly increase the current cure rate of HBV infections while reducing the duration of drug therapy, overall treatment costs, side effects, and potential drug resistance.

Given the challenges and difficulties of developing an effective therapy for chronic HBV infections, our strategy is to engage with multiple collaborators for combination therapies to increase our chances of success. We initially began collaborating in 2017 with Georgia State University Research Foundation (GSU) on a project that includes the design, construction, characterization and animal testing of multiple vaccine candidates using our MVA-VLP vaccine platform. Vaccine antigens include both GeoVax and GSU’s proprietary designed sequences. In February 2018, we expanded our collaborative efforts to include CaroGen Corporation to evaluate our MVA-VLP-HBV vaccine candidates in combination with CaroGen’s HBV virus-like vesicles (VSV) vaccine candidate.

Our Cancer Immunotherapy Program

About Cancer Immunotherapy. Cancer is the second most common cause of death in the US, exceeded only by heart disease. Its global burden is expected to rise to 22 million new cases per year by 2030. Currently, there is only one FDA approved cancer vaccine, PROVENGE® (sipuleucel-T). PROVENGE® is a personalized therapy for prostate cancer patients, which prolongs survival times by about 4 months. However, the field of immuno-oncology has received new momentum with the discovery and initial launch of monoclonal antibodies (Mabs) called immune checkpoint inhibitors (ICIs). Tumors hijack the body’s natural immune checkpoints by over expressing immune checkpoint ligands (proteins that bind to and activate the inhibitory activity of immune checkpoints), as a mechanism of immune resistance, especially against the T cells that are specific for tumor antigens and can kill cancer cells. ICIs block the interaction of Immune checkpoints with their ligands on tumor cells, allowing poorly functional T cells to resume proliferation, cytokine production and killing of tumor cells.

Unlike conventional therapies (e.g. radiation, chemotherapy, antibody, etc.), cancer vaccines have the potential to induce responses that not only result in the control and even clearance of tumors but also establish immunological memory that can suppress and prevent tumor recurrence. Convenience, safety, and low toxicity of cancer vaccines could make them invaluable tools to be included in future immunotherapy approaches for treating tumors. Currently, there are only a few vectored cancer vaccines being tested in combination with ICIs, all of which are in early clinical stages.

Our Immuno-Oncology Development Efforts. GeoVax has established a collaboration with Dr. Olivera Finn, a leading expert in cancer immunotherapy at the University of Pittsburgh. Dr. Finn was the first to show that many tumors express an abnormal form of cell surface-associated Mucin 1 (MUC1) protein that is recognized by the immune system as foreign. Given this, we are developing our MVA-VLP vaccine platform to deliver abnormal forms of MUC1 with the goal of raising protective anti-tumor antibodies and T cell responses in cancer patients.

We are also collaborating with ViaMune, Inc., which has developed a fully synthetic MUC1 vaccine candidate (MTI). The collaboration will assess each companies’ vaccine platform, separately, and in combination, with the goal of developing a tumor MUC1 vaccine that can produce a broad spectrum of anti-tumor antibody and T cell responses. The resulting MUC1 vaccine will be combined with ICIs as a novel vaccination strategy for cancer patients with advanced MUC1+ tumors. We have produced an MVA-VLP-MUC1 vaccine candidate, demonstrated VLP production by electron microscopy using MUC1 immunogold staining, and showed that the VLPs express a hypo-glycosylated form of MUC1 in human cell lines. Preclinical studies of the combined MTI and MVA-VLP-MUC1 vaccines conducted at the University of North Carolina at Charlotte have shown encouraging results and we are currently planning the next stage of preclinical testing.

In January 2018, we began an additional collaboration with Vaxeal Holding SA, in Switzerland to investigate a combination approach with another tumor-associated antigen (Cyclin B1). The collaboration between GeoVax and Vaxeal will include the design, construction, characterization and animal testing of vaccine candidates using our MVA-VLP vaccine platform in combination with Vaxeal’s proprietary designed antigen sequences.

Support from the United States Government

Grants and Contracts. We have been the recipient of multiple federal grants and contracts in support of our vaccine development programs. Our most recent awards are as follows:

SBIR Grant No. 1R43AI134200-01. In June 2017, NIAID awarded us a Small Business Innovation Research (SBIR) grant entitled “Advanced Preclinical Testing of a Novel Recombinant Vaccine Against Zika Virus.” The initial grant award was $300,000 for the first year of a two-year project period beginning June 24, 2017, with a total project budget of $600,000.

Staged Vaccine Development Contract. In August 2016, NIAID awarded us a Staged Vaccine Development contract to produce our preventive HIV vaccine for use in future clinical trials. The award included a base contract of $199,442 for the initial period from August 1, 2016 to December 31, 2017 (the “base period”) to support process development, as well as $7.6 million in additional development options that can be exercised by NIAID. Prior to the end of the base period NIAID notified us that it did not plan to exercise the additional development option under the contract due to funds availability and NIAID’s programmatic needs. We do not expect this to have an impact on the human clinical trials of our preventive HIV vaccine currently being conducted by the HVTN, or future trials being planned.

SBIR Grant No. 2R44AI106422-03. In April 2016, NIAID awarded us an SBIR grant entitled “Enhancing Protective Antibody Responses for a DNA/MVA HIV Vaccine.” The initial grant award was $740,456 for the first year of a two-year project period beginning April 15, 2016, with a total project budget of $1,398,615. In March 2017, NIAID awarded us $658,159 for the second year of the project period to test the effects of adding two proteins to our vaccine regimen.

SBIR Grant No. 1R43AI120887-01/02. In June 2015, NIAID awarded us an SBIR grant entitled “Directed Lineage Immunizations for Eliciting Broadly Neutralizing Antibody.” The initial grant award was $299,585 for the first year of a two-year project period beginning July 1, 2015. In June 2016, NIAID awarded us $294,038 for the second year of the project period to develop a clade C HIV vaccine. Clade C is the most prevalent subtype of HIV in eastern South American, sub-Saharan Africa and India

Clinical Trial Support. All our human clinical trials to date for our preventive HIV vaccines, including the recently initiated HVTN 114 trial, have been conducted by the HVTN and funded by NIAID. This financial support has been provided by NIAID directly to the HVTN, so has not been recognized in our financial statements, and we do not know the cost of these trials.

Other Federal Support. We have been the recipient of additional in-kind federal support through collaborative and intramural arrangements with CDC for our Zika vaccine program, the Rocky Mountain Laboratory facility of NIAID for our hemorrhagic fever virus vaccine program, and the United States Army Medical Research Institute of Infectious Diseases (USAMRIID) for our hemorrhagic fever virus vaccine program. This support generally has been for the conduct or support of preclinical animal studies on our behalf.

Government Regulations

Regulation by governmental authorities in the United States and other countries is a significant factor in our ongoing research and development activities and in the manufacture of our products. Complying with these regulations involves considerable expertise, time and expense.

In the United States, drugs and biologics are subject to rigorous federal and state regulation. Our products are regulated under the Federal Food, Drug and Cosmetic Act , the Public Health Service Act, and the regulations promulgated under these statutes, and other federal and state statutes and regulations. These laws govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of medications and medical devices. Product development and approval within this regulatory framework is difficult to predict, takes several years and involves great expense. The steps required before a human vaccine may be marketed in the United States include:

●	Preclinical laboratory tests, in vivo preclinical studies and formulation studies;
●	Manufacturing and testing of the product under strict compliance with current Good Manufacturing Practice (cGMP) regulations;
●	Submission to the FDA of an Investigational New Drug application for human clinical testing which must become effective before human clinical trials can commence;
●	Adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;
●	The submission of a Biologics License Application to the FDA, along with the required user fees; and
●	FDA approval of the BLA prior to any commercial sale or shipment of the product

Before marketing any drug or biologic for human use in the United States, the product sponsor must obtain FDA approval. In addition, each manufacturing establishment must be registered with the FDA and must pass a pre-approval inspection before introducing any new drug or biologicinto commercial distribution.

Because GeoVax does not manufacture vaccines for human use within our own facilities, we must ensure compliance both in our own operations and in the outsourced manufacturing operations. All FDA-regulated manufacturing establishments (both domestic establishments and foreign establishments that export products to the United States) are subject to inspections by the FDA and must comply with the FDA’s cGMP regulations for products, drugs and devices.

FDA determines compliance with applicable statutes and regulations through documentation review, investigations, and inspections. Several enforcement mechanisms are available to FDA, ranging from a simple demand to correct a minor deficiency to mandatory recalls, closure of facilities, and even criminal charges for the most serious violations.

Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions.

Whether or not the FDA has approved the drug, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of commercial sales of the drug in those countries. The requirements governing the conduct of clinical trials and pre-market approval vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval.

We also are subject to various federal, state and local laws, regulations, and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances used in connection with our research. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted.

Manufacturing

We do not have the facilities or expertise to manufacture any of the clinical or commercial supplies of any of our products. To be successful, our products must be manufactured in commercial quantities in compliance with regulatory requirements and at an acceptable cost. To date, we have not commercialized any products, nor have we demonstrated that we can manufacture commercial quantities of our product candidates in accordance with regulatory requirements. If we cannot manufacture products in suitable quantities and in accordance with regulatory standards, either on our own or through contracts with third parties, it may delay clinical trials, regulatory approvals and marketing efforts for such products. Such delays could adversely affect our competitive position and our chances of achieving profitability. We cannot be sure that we can manufacture, either on our own or through contracts with third parties, such products at a cost or in quantities that are commercially viable.

We currently rely and intend to continue to rely on third-party contract manufacturers to produce vaccines needed for research and clinical trials. We have arrangements with third party manufacturers for the supply of our DNA and MVA vaccines for use in our planned clinical trials. These suppliers operate under the FDA’s Good Manufacturing Practices and (in the case of European manufacturers) similar regulations of the European Medicines Agency. We anticipate that these suppliers will be able to provide sufficient vaccine supplies to complete our currently planned clinical trials. Various contractors are generally available in the United States and Europe for manufacture of vaccines for clinical trial evaluation, however, it may be difficult to replace existing contractors for certain manufacturing and testing activities and costs for contracted services may increase substantially if we switch to other contractors.

Competition

The biotechnology and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be competitive with our products. There are several multinational pharmaceutical companies and large biotechnology companies currently marketing or pursuing the development of products or product candidates targeting the same indications as our product candidates. The number of companies seeking to develop products and therapies for the treatment of unmet needs in these indications is likely to increase. Some of these competitive products and therapies are based on scientific approaches that are similar to our approaches, and others are based on entirely different approaches.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Our competitors’ products may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our product candidates obsolete or non-competitive. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. We expect any products that we develop and commercialize to compete based on, among other things, efficacy, safety, convenience of administration and delivery, price, the level of generic competition and the availability of reimbursement from government and other third-party payers.

There are currently no FDA licensed and commercialized HIV vaccines, Zika vaccines, or hemorrhagic fever virus vaccines available in the world market. We are aware of several development-stage and established enterprises, including major pharmaceutical and biotechnology firms, which are actively engaged in vaccine research and development in these areas. For hemorrhagic fever viruses, these include NewLink Genetics and Merck, Johnson & Johnson, Novavax, Profectus Biosciences, Protein Sciences, Inovio and GlaxoSmithKline. For HIV, these include Sanofi, GlaxoSmithKline, and Johnson & Johnson. Other HIV vaccines are in varying stages of research, testing and clinical trials including those supported by the NIH Vaccine Research Center, the U.S. Military, IAVI, the European Vaccine Initiative, and the South African AIDS Vaccine Initiative. For Zika, these include NewLink Genetics, Inovio, Merck, Butantan Institute and NIH (NIAID).

There are numerous FDA-approved treatments for HIV, primarily antiretroviral therapies, marketed by large pharmaceutical companies. Currently, there are no approved therapies for the eradication of HIV. We expect that major pharmaceutical companies that currently market antiretroviral therapy products or other companies that are developing HIV product candidates may seek to develop products for the eradication of HIV.

There are currently no commercialized vaccines to treat chronic HBV infection. Multiple vaccines exist to protect against HBV infection, but they cannot help patients already diagnosed with the disease. Although chronic HBV can be treated with drugs, the treatments do not cure 95% of patients; they cannot induce strong neutralizing antibodies and cellular responses needed to break tolerance to HBV antigens and clear infections, but only suppress the replication of the virus.

There are currently no commercialized vaccines to prevent malaria infection. A first generation infection-blocking malaria vaccine, RTS,S, is under regulatory review. It requires 4 doses and has been recommended by the WHO for pilot implementation studies. Since this vaccine is based on a single antigen and has modest efficacy (30-40%, depending on the age of subjects), the WHO has defined a Road Map for developing and licensing of next generation malaria vaccines. These vaccines are expected to contain multiple antigens designed to block both infection and transmission of malaria with at least a 75% efficacy rate.

A number of companies are developing various types of therapeutic vaccines or other immunotherapy approaches to treat cancer including Advaxis, Immune Design, Oncothyreon, Bavarian Nordic, Roche Pharmaceuticals, Merck & Co, Bristol Myers Squibb, AstraZeneca plc, and Medimmune, LLC.

Our Intellectual Property

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are described by valid and enforceable patents or are effectively maintained as trade secrets. Accordingly, we are pursuing and will continue to pursue patent protection for our proprietary technologies obtained or developed through our collaborations or developed by us alone. Our patent portfolio includes applications directed to DNA and MVA based HIV vaccines, their genetic inserts expressing multiple HIV protein components, composition, structure, claim of immunization against multiple subtypes of HIV, routes of administration, safety and other related factors and methods of therapeutic and prophylactic use thereof including administration regimes. Also included are applications directed to preventive vaccines against hemorrhagic fever viruses (Ebola, Sudan, Marburg and Lassa), Zika virus and malaria, and use thereof; immuno-oncology vaccine compositions and methods of use thereof; and therapeutic vaccines against HBV and use thereof. We are the licensee of at least nine issued or allowed U.S. patents and at least twenty-three issued or allowed non-U.S. patents. We are actively pursuing two U.S. provisional applications, two non-U.S and two international patent applications as the owner of record, in addition to at least two non-U.S. patent applications under license.

We are the exclusive, worldwide licensee of several patents and patent applications, which we refer to as the Emory Technology, owned, licensed or otherwise controlled by Emory University for HIV or smallpox vaccines pursuant to a license agreement originally entered into on August 23, 2002 and restated on June 23, 2004 (the “Emory License”). Through the Emory License we are also a non-exclusive licensee of four issued United States patents owned by the NIH related to the ability of our MVA vector vaccine to operate as a vehicle to deliver HIV virus antigens, and to induce an immune response in humans.

We are not a party to any litigation, opposition, interference, or other potentially adverse proceeding with regard to our patent positions. However, if we become involved in litigation, interference proceedings, oppositions or other intellectual property proceedings, for example as a result of an alleged infringement or a third-party alleging an earlier date of invention, we may have to spend significant amounts of money and time and, in the event of an adverse ruling, we could be subject to liability for damages, invalidation of our intellectual property and injunctive relief that could prevent us from using technologies or developing products, any of which could have a significant adverse effect on our business, financial conditions or results of operations. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous if available at all.

In addition to patent protection, we also attempt to protect our proprietary products, processes and other information by relying on trade secrets and non-disclosure agreements with our employees, consultants and certain other persons who have access to such products, processes and information. Under these agreements, all inventions conceived by employees are our exclusive property. Nevertheless, there can be no assurance that these agreements will afford significant protection against misappropriation or unauthorized disclosure of our trade secrets and confidential information.

We cannot be certain that any of the current pending patent applications we have licensed, or any new patent applications we may file or license, will ever be issued in the United States or any other country. Even if issued, there can be no assurance that those patents will be sufficiently broad to prevent others from using our products or processes. Furthermore, our patents, as well as those we have licensed or may license in the future, may be held invalid or unenforceable by a court, or third parties could obtain patents that we would need to either license or to design around, which we may be unable to do. Current and future competitors may have licensed or filed patent applications or received patents and may acquire additional patents or proprietary rights relating to products or processes competitive to ours. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous to us, if available at all.

Research and Development

Our expenditures for research and development activities were $2,017,350, $1,970,859, and $1,693,102 during the years ended December 31, 2017, 2016 and 2015, respectively. As our vaccines continue to go through the process to obtain regulatory approval, we expect our research and development costs to increase. We have not yet formulated any plans for marketing and sales of any vaccine candidate we may successfully develop. Compliance with environmental protection laws and regulations has not had a material effect on our capital expenditures, earnings or competitive position to date.

Scientific Advisors

We seek advice from our Scientific Advisory Board, which consists of a number of leading scientists, on scientific and medical matters. The current members of our Scientific Advisory Board are:

Name	Position/Institutional Affiliation
Thomas P. Monath, MD	Managing Partner and Chief Scientific Officer at Crozet Biopharma
Stanley A. Plotkin, MD	Professor Emeritus, University of Pennsylvania
Adjunct Professor, Johns Hopkins University
Barney S. Graham, MD, PhD	Senior Investigator, Vaccine Research Center, NIAID
Scott C. Weaver, PhD	Director, University of Texas Medical Branch Institute for Human Infections and Immunity
Scientific Director, Galveston National Laboratory
Olivera J. Finn, PhD	Distinguished Professor of Immunology and Surgery, University of Pittsburgh

Properties and Employees

We lease approximately 8,400 square feet of office and laboratory space located at 1900 Lake Park Drive, Suite 380, Smyrna, Georgia under a lease agreement which expires on December 31, 2018. We believe this space is adequate for our current needs and we expect to renew the lease on a short-term basis. We may experience an adverse impact on our business if we are unable to access suitable facilities for our offices and laboratories. As of March 20, 2018, we had seven full-time and two part-time employees. None of our employees are covered by collective bargaining agreements and we believe that our employee relations are good.

Corporate Background

Our primary business is conducted by our wholly-owned subsidiary, GeoVax, Inc., which was incorporated under the laws of Georgia in June 2001. The predecessor of our parent company, GeoVax Labs, Inc. (the reporting entity) was originally incorporated in June 1988 under the laws of Illinois as Dauphin Technology, Inc. (“Dauphin”). In September 2006, Dauphin completed a merger with GeoVax, Inc. As a result of the merger, GeoVax, Inc. became a wholly-owned subsidiary of Dauphin, and Dauphin changed its name to GeoVax Labs, Inc. In June 2008, the Company was reincorporated under the laws of Delaware. We currently do not conduct any business other than GeoVax, Inc.’s business of developing new products for the treatment or prevention of human diseases. Our principal offices are in Smyrna, Georgia (metropolitan Atlanta).

AVAILABLE INFORMATION

Our website address is www.geovax.com. We make available on this website under “Investors – SEC Reports,” free of charge, our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. We also make available our Code of Ethics on this website under the heading “Investors – Corporate Governance”. Information contained on our website is not incorporated into this Annual Report.

selected financial data

The following selected financial data are derived from our audited consolidated financial statements. The historical results presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and the related notes, beginning on page F-1 of this prospectus.

	Years Ended December 31,
	2017	2016	2015	2014	2013
Statement of Operations Data:
Total revenues	$1,075,270	$828,918	$428,081	$882,956	$2,417,550
Net loss	(2,170,162)	(3,271,701)	(2,689,287)	(2,733,555)	(2,284,943)
Basic and diluted net loss per common share	(0.03)	(0.08)	(0.08)	(0.10)	(0.11)

	As of December 31,
	2017	2016	2015	2014	2013
Balance Sheet Data:
Total assets	490,235	610,217	1,331,593	1,333,198	2,839,576
Total stockholders’ equity (deficiency)	(321,057)	240,370	1,204,603	1,146,175	2,527,227

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Financial Data” and our consolidated financial statements and the related notes, beginning on page F-1 of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties because they are based on current expectations and relate to future events and our future financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements because of many important factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

GeoVax is a clinical-stage biotechnology company developing human vaccines against infectious diseases and cancer using a novel patented Modified Vaccinia Ankara-Virus Like Particle (MVA-VLP) vaccine platform. In this platform, MVA, a large virus capable of carrying several vaccine antigens, expresses proteins that assemble into highly effective VLP immunogens in the person being vaccinated. The MVA-VLP derived vaccines elicit durable immune responses in the host similar to a live-attenuated virus, while providing the safety characteristics of a replication-defective vector.

Our current development programs are focused on preventive vaccines against Human Immunodeficiency Virus (HIV), Zika Virus, hemorrhagic fever viruses (Ebola, Sudan, Marburg, and Lassa), and malaria, as well as therapeutic vaccines for chronic Hepatitis B infections and cancers. Our most advanced vaccine program is focused on the clade B subtype of HIV prevalent in the larger commercial markets of the Americas, Western Europe, Japan and Australia; this program is currently undergoing human clinical trials.

Our corporate strategy is to advance and protect our vaccine platform and use its unique capabilities to design and develop an array of products. We aim to advance products through to human clinical testing, and to seek partnership or licensing arrangements for commercialization. We will also leverage third party resources through collaborations and partnerships for preclinical and clinical testing. Our collaborators and partners include the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health (NIH), the HIV Vaccines Trial Network (HVTN), Centers for Disease Control and Prevention (CDC), United States Army Research Institute of Infectious Disease (USAMRIID), U.S. Naval Research Laboratory (USNRL), Emory University, University of Pittsburgh, Georgia State University Research Foundation, Peking University, University of Texas Medical Branch (UTMB), the Institute of Human Virology (IHV) at the University of Maryland, the Scripps Research Institute (TSRI), Burnet Institute in Australia, American Gene Technologies, Inc. (AGT), ViaMune, Inc., Vaxeal Holding SA, and CaroGen Corporation.

We have not generated any revenues from the sale of any such products, and we do not expect to generate any such revenues for at least the next several years. Our product candidates will require significant additional research and development efforts, including extensive preclinical and clinical testing. All product candidates that we advance to clinical testing will require regulatory approval prior to commercial use and will require significant costs for commercialization. We may not be successful in our research and development efforts, and we may never generate sufficient product revenue to be profitable.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and adjusts the estimates as necessary. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are summarized in Note 2 to our consolidated financial statements for the year ended December 31, 2017. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

During the years ended December 31, 2017, 2016 and 2015, we recognized revenue in accordance with U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, (SAB 104). SAB 104 provides guidance in applying GAAP to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements. During 2017, 2016 and 2015, our revenue consisted primarily of grant and contract funding received from the NIH. Revenue from these arrangements is approximately equal to the costs incurred and is recorded as income as the related costs are incurred.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which creates a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for the Company beginning January 1, 2018. We do not believe the adoption of ASU 2014-09 will have a material impact on our financial statements.

Stock-Based Compensation

We account for stock-based transactions in which the Company receives services from employees, directors or others in exchange for equity instruments based on the fair value of the award at the grant date. Compensation cost for awards of common stock is estimated based on the price of the underlying common stock on the date of issuance. Compensation cost for stock options or warrants is estimated at the grant date based on each instrument’s fair value as calculated by the Black-Scholes option pricing model. We recognize stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period for the award.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which amends Accounting Standards Codification Topic 718, Compensation – Stock Compensation. ASU 2016-09 is an attempt to simplify several aspects of the accounting for stock-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. We adopted ASU 2016-09 effective January 1, 2017; such adoption had no material impact on our financial statements.

In May 2017, the FASB issued Accounting Standards Update 2017-09, Scope of Modification Accounting (“ASU 2017-09”), which amends Accounting Standards Codification Topic 718, Compensation – Stock Compensation. ASU 2017-09 is an attempt to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718 Compensation – Stock Compensation, to a change to the terms or conditions of a share-based payment award. ASU 2017-09 is effective for the Company beginning January 1, 2018. We do not believe the adoption of ASU 2017-09 will have a material impact on our financial statements.

Liquidity and Capital Resources

Our principal uses of cash are to finance our research and development activities. Since inception, we have funded these activities primarily from government grants and clinical trial assistance, and from sales of our equity securities. At December 31, 2017, we had cash and cash equivalents of $312,727 and total assets of $490,235, as compared to $454,030 and $610,217, respectively, at December 31, 2016. At December 31, 2017, we had a working capital deficit of $363,218, compared to positive working capital of $174,532 at December 31, 2016. Our current liabilities at December 31, 2017 and 2016 include $715,235 and $279,240, respectively, of accrued management salaries and director fees, payment of which will continue to be deferred as discussed further below.

Net cash used in operating activities was $1,688,464, $1,946,119, and $2,705,263 for the years ended December 31, 2017, 2016 and 2015, respectively. Generally, the variances between periods are due to fluctuations in our net losses, offset by non-cash charges such as depreciation and stock-based compensation expense, and by net changes in our assets and liabilities. Our net losses generally fluctuate based on expenditures for our research activities, partially offset by government grant revenues. As of December 31, 2017, there is $481,695 in remaining grant funds available for use during 2018. See the table with further details under “Results of Operations – Grant and Collaboration Revenues” below.

During 2016 and 2017 members of our executive management team and our board of directors agreed to defer portions of their salaries and fees in order to help conserve the Company’s cash resources. As of December 31, 2017 and 2016, the accumulated deferrals totaled $715,235 and $279,240, respectively. The ongoing deferrals of approximately $30,200 per month for the management salaries and approximately $28,000 per quarter for the board of director fees will continue until such time as a significant financing event (as determined by the board of directors) is consummated.

NIAID has funded the costs of conducting all of our human clinical trials (Phase 1 and Phase 2a) to date for our preventive HIV vaccines, with GeoVax incurring certain costs associated with manufacturing the clinical vaccine supplies and other study support. NIAID is also currently funding the cost of an ongoing Phase 1 trial (HVTN 114), which is investigating the effect of adding a “protein boost” component to our vaccine. Concurrently, a preclinical study in non-human primates (funded by a NIAID grant) is evaluating two additional proteins specifically chosen as boosting agents for GOVX-B11, and planning is underway for a Phase 1 trial to evaluate the safety and immunogenicity of these proteins in humans, which we expect to begin in the second half of 2018. Based on the results from these studies, we expect NIAID may then be ready to support a large phase 2b efficacy trial.

Net cash used in investing activities was $4,350, $ -0-, and $15,850 for the years ended December 31, 2017, 2016 and 2015, respectively. Our investing activities have consisted predominantly of capital expenditures.

Net cash provided by financing activities was $1,551,511, $1,339,801, and $2,679,810 for the years ended December 31, 2017, 2016 and 2015, respectively. During 2015, we sold 3,000 shares of Series C convertible preferred stock for net proceeds of $2,679,810; as part of this transaction, we also issued several series of stock purchase warrants. During 2016, warrants to purchase 21,884,420 shares of common stock were exercised for total net proceeds to the Company of $1,339,801. In May 2017, we sold shares of our Series D convertible preferred stock for net proceeds of $980,000. During 2017, warrants to purchase an aggregate of 31,639,577 shares of common stock were exercised for total net proceeds of $571,511.

On February 28, 2018, we entered into a Senior Note Purchase Agreement with Georgia Research Alliance, Inc. (GRA) pursuant to which we issued a five-year Senior Promissory Note (the “Note”) in exchange for $50,000. The Note bears an annual interest rate of 5%, payable monthly, with principal repayments beginning in the second year. In connection with the Note, we also issued to the GRA a five-year warrant to purchase 178,571 shares of our common stock at a purchase price of $0.042 per share.

On March 5, 2018, we sold shares of our Series E convertible preferred stock to certain institutional investors for an aggregate purchase price of $600,000. The preferred stock is convertible at any time into shares of our common stock at $0.08 per share (7,500,000 shares in the aggregate), subject to possible adjustment as provided in the certificate of designation.

As of December 31, 2017, we had an accumulated deficit of $37.9 million. We expect for the foreseeable future we will continue to operate at a loss. The amount of the accumulated deficit will continue to increase, as it will be expensive to continue our research and development efforts. We will continue to require substantial funds to continue our activities and cannot predict the outcome of our efforts. We believe that our existing cash resources, combined with funding from existing NIH grants and clinical trial support will be sufficient to fund our planned operations into the third quarter of 2018. We will require additional funds to continue our planned operations beyond that date. We are currently seeking sources of capital through additional government grant programs and clinical trial support, and we may also conduct additional offerings of our equity securities. However, additional funding may not be available on favorable terms or at all and if we fail to obtain additional capital when needed, we may be required to delay, scale back, or eliminate some or all of our research and development programs as well as reduce our general and administrative expenses.

Contractual Obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties and exclude contingent liabilities for which we cannot reasonably predict future payment. Additionally, the expected timing of payment of the obligations presented below is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the timing of receipt of goods or services or changes to agreed-upon terms or amounts for some obligations.

The following table represents our contractual obligations as of December 31, 2017, aggregated by type (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 years
Operating Lease Obligations (1)	$156	$156	$--	$--	$--
Firm Purchase Commitments (2)	79	79	--	--	--
Emory University – License Agreement (3)	--	--	--	--	--
Total	$235	$235	$--	$--	$--

(1)

Our operating lease obligations relate to the facility lease for our 8,430 square foot facility in Smyrna, Georgia, which houses our laboratory operations and our administrative offices. The current term of our lease expires on December 31, 2018.

(2)	Firm purchase commitments relate to contracts for research activities related to NIH grants.
(3)

Pursuant to the Emory License, we have committed to make potential future milestone and royalty payments which are contingent upon the occurrence of future events. Such events include development milestones, regulatory approvals and product sales. Because the achievement of these milestones is currently neither probable nor reasonably estimable, the contingent payments have not been included in the table above or recorded on our Consolidated Balance Sheets. The aggregate total of all potential milestone payments included in the Emory License (excluding royalties on net sales) is approximately $3.5 million.

As of December 31, 2017, except as disclosed in the table above, we had no other material firm purchase obligations or commitments for capital expenditures and no committed lines of credit or other committed funding or long-term debt. We have employment agreements with our executive officers, each of which may be terminated with no more than 90 days’ advance written notice.

Net Operating Loss Carryforwards

At December 31, 2017, we had consolidated net operating loss carryforwards for income tax purposes of $70.9 million, which will expire in 2019 through 2037 if not utilized. We also have research and development tax credits of approximately $949,000 available to reduce income taxes, if any, which will expire in 2022 through 2037 if not utilized. The amount of net operating loss carryforwards and research tax credits available to reduce income taxes in any year may be limited in certain circumstances.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are likely or reasonably likely to have a material effect on our financial condition or results of operations, other than operating leases.

Results of Operations

We recorded net losses of $2,170,162, $3,271,701, and $2,689,287 for the years ended December 31, 2017, 2016 and 2015, respectively. Our operating results typically fluctuate due to the timing of activities and related costs associated with our research and development activities and our general and administrative costs, as described below.

Grant and Collaboration Revenues

We recorded grant and collaboration revenues of $1,075,270, $828,918, and $428,081 for the years ended December 31, 2017, 2016 and 2015, respectively. Our grant revenues relate to grants and contracts from NIAID in support of our vaccine development activities. We record revenue associated with these grants as the related costs and expenses are incurred. The difference in our grant revenues from period to period is dependent upon our expenditures for activities supported by the grants and fluctuates based on the timing of the expenditures. Additional detail concerning our grant revenues and the remaining funds available for use as of December 31, 2017 is presented in the table below.

	Grant Revenue Recorded During Year Ended December 31,			Remaining Funds Available at December 31,
Grant/Contract No.	2017	2016	2015	2017
Staged Vaccine Development Contract	$142,240	$55,521	$-	$-
SBIR Grant No. R43AI120887	158,972	235,535	199,116	-
SBIR Grant No. R44AI106422	604,703	537,862	-	256,050
SBIR Grant No. R43AI106422	-	-	153,501	-
SBIR Grant No. R43AI134200	74,355	-	-	225,645
IPCAVD Grant	-	-	75,464	-
Total	$980,270	$828,918	$428,081	$481,695

In March 2017, we entered into a collaboration with American Gene Technologies International, Inc. (AGT) whereby AGT intends to conduct a Phase 1 human clinical trial with our combined technologies, with the goal of developing a functional cure for HIV infection. The cost of the clinical trial will be borne by AGT. The primary objectives of the trial will be to assess the safety and efficacy of the therapy, with secondary objectives to assess the immune responses as a measure of efficacy. In exchange for use of our vaccine product in the clinical trial, AGT paid us a fee of $95,000 which we recorded as revenue during 2017. No commercial rights or licenses have yet been granted to AGT.

Research and Development Expenses

Our research and development expenses were $2,017,350, $1,970,859, and $1,693,102 for the years ended December 31, 2017, 2016 and 2015, respectively. Research and development expense for these periods includes stock-based compensation expense of $25,953, $23,614, and $22,083 for 2017, 2016 and 2015, respectively (see discussion under “Stock-Based Compensation Expense” below).

Our research and development expenses can fluctuate considerably on a period-to-period basis, depending on our need for vaccine manufacturing by third parties, the timing of expenditures related to our grants from NIAID, the timing of costs associated with any clinical trials being funding directly by us, and other factors. The overall increase in research and development expense from 2015 to 2017 is primarily attributable to increasing expenditures related to the activities supported by our grants from NIAID. Our research and development costs do not include costs incurred by the HVTN in conducting clinical trials of our preventive HIV vaccines; those costs are funded directly to the HVTN by NIAID.

We do not disclose our research and development expenses by project, since our employees’ time is spread across multiple programs and our laboratory facility is used for multiple vaccine candidates. We track the direct cost of research and development expenses related to government grant revenue by the percentage of assigned employees’ time spent on each grant and other direct costs associated with each grant. Indirect costs associated with grants are not tracked separately but are applied based on a contracted overhead rate negotiated with the NIH. Therefore, the recorded revenues associated with government grants approximates the costs incurred.

We do not provide forward-looking estimates of costs and time to complete our research programs due to the many uncertainties associated with vaccine development. Due to these uncertainties, our future expenditures are likely to be highly volatile in future periods depending on the outcomes of the trials and studies. As we obtain data from pre-clinical studies and clinical trials, we may elect to discontinue or delay vaccine development programs to focus our resources on more promising vaccine candidates. Completion of preclinical studies and human clinical trials may take several years or more, but the length of time can vary substantially depending upon several factors. The duration and the cost of future clinical trials may vary significantly over the life of the project because of differences arising during development of the human clinical trial protocols, including the number of patients that ultimately participate in the clinical trial; the duration of patient follow-up that seems appropriate in view of the results; the number of clinical sites included in the clinical trials; and the length of time required to enroll suitable patient subjects.

General and Administrative Expenses

Our general and administrative expenses were $1,232,368, $2,131,426, and $1,429,731 for the years ended December 31, 2017, 2016 and 2015, respectively. General and administrative costs include officers’ salaries, legal and accounting costs, patent costs, and other general corporate expenses. General and administrative expense includes stock-based compensation expense of $31,271, $944,053, and $45,822 for 2017, 2016 and 2015, respectively (see discussion under “Stock-Based Compensation Expense” below). Excluding stock-based compensation expense, general and administrative expenses were $1,201,097, $1,187,373, and $1,383,909 for 2017, 2016 and 2015, respectively. The decrease in general and administrative expense from 2015 to 2016 is primarily attributable to general reductions in general and administrative costs as part of overall cost containment measures which continued into 2017. We expect that our general and administrative costs may increase in the future in support of expanded research and development activities and other general corporate activities.

Stock-Based Compensation Expense

For the three years ended December 31, 2017, the components of stock-based compensation expense were as follows:

	2017	2016	2015
Stock option expense	$57,224	$54,805	$67,905
Warrant modification expense	-	912,862	-
Total stock-based compensation expense	$57,224	$967,667	$67,905

In general, stock-based compensation expense is allocated to research and development expense or general and administrative expense according to the classification of cash compensation paid to the employee, consultant or director to whom the stock compensation was granted. For the three years ended December 31, 2017, stock-based compensation expense was allocated as follows:

	2017	2016	2015
General and administrative expense	$31,271	$944,053	$45,822
Research and development expense	25,953	23,614	22,083
Total stock-based compensation expense	$57,224	$967,667	$67,905

Interest Income

Interest income was $4,286, $1,666, and $5,465 for the years ended December 31, 2017, 2016 and 2015, respectively. The variances between years are primarily attributable to the cash available for investment and to interest rate fluctuations.

Impact of Inflation

For the three-year period ended December 31, 2017, we do not believe that inflation and changing prices had a material impact on our operations or on our financial results.

SECURITY OWNERSHIP OF
PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS

Based solely upon information made available to us, the following table sets forth information with respect to the beneficial ownership of our common stock as of March 20, 2018 by (1) each director; (2) each of our Named Executive Officers; (3) all executive officers and directors as a group; and (4) each additional person who is known by us to beneficially own more than 5% of our common stock. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount and Nature
	of Beneficial	Percent
Name of Beneficial Owner (1)	Ownership	of Class (2)
Directors and Executive Officers:
Randal Chase (3)	121,966	*
David A. Dodd (4)	351,725	*
Farshad Guirakhoo (5)	94,999	*
Dean G. Kollintzas (6)	191,350	*
Robert T. McNally (7)	444,371	*
Mark W. Reynolds (8)	357,666	*
Harriet L. Robinson (9)	1,467,792	1.1%
John N. Spencer, Jr. (10)	237,791	*
All executive officers and directors as a group (8 persons) (11)	3,267,660	2.4%
Other 5% Stockholders:
Sabby Healthcare Master Fund, Ltd (12)	14,224,000	9.99%
Sabby Volatility Warrant Master Fund, Ltd (13)	14,224,000	9.99%
___________

* Less than 1%

(1)	Except as otherwise indicated, the business address of each director and executive officer listed is c/o GeoVax Labs, Inc., 1900 Lake Park Drive, Suite 380, Smyrna, Georgia 30080.
(2)

This table is based upon information supplied by officers and directors, and with respect to principal stockholders, Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC. Applicable percentage ownership is based on 131,736,810 shares of common stock outstanding as of March 20, 2018. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of March 20, 2018, as well as shares of preferred stock which may be converted at any time at the option of the holder, are deemed outstanding.

(3)	Includes options to purchase 81,966 shares of common stock exercisable within 60 days of March 20, 2018.
(4)	Includes options to purchase 224,000 shares of common stock exercisable within 60 days of March 20, 2018.
(5)	Includes options to purchase 94,999 shares of common stock exercisable within 60 days of March 20, 2018.
(6)	Includes options to purchase 176,425 shares of common stock exercisable within 60 days of March 20, 2018.
(7)	Includes options to purchase 402,166 shares of common stock exercisable within 60 days of March 20, 2018.
(8)	Includes options to purchase 291,666 shares of common stock exercisable within 60 days of March 20, 2018.
(9)	Includes options to purchase 294,066 shares of common stock exercisable within 60 days of March 20, 2018.
(10)

Includes options to purchase 191,166 shares of common stock exercisable within 60 days of March 20, 2018. Mr. Spencer shares voting and investment power with his spouse with respect to 46,625 shares which are owned jointly by them.

(11)

Includes options to purchase 1,756,424 shares of common stock exercisable within 60 days of March 20, 2018. Unless otherwise noted, none of our Directors or Executive Officers have pledged any of their beneficially-owned shares as security for any obligation.

(12)

The address for this stockholder is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. Includes 1,790,134 shares of common stock, 85,674,733 shares of common stock issuable upon conversion of Series C Preferred Stock, 23,333,333 shares of common stock issuable upon conversion of Series D Preferred Stock, and 3,750,000 shares of common stock issuable upon conversion of Series E Preferred Stock. The Series C, Series D and Series E Preferred Stock contain conversion limitations providing that a holder thereof may not convert to the extent (but only to the extent) that, if after giving effect to such conversion, the holder or any of its affiliates would beneficially own in excess of either 4.99% (for conversion of the Series C Preferred Stock) or 9.99% (for conversion of the Series D and Series E Preferred Stock) (the “Maximum Percentage”) of the outstanding shares of common stock immediately after giving effect to such conversion. To the extent the above limitation applies, the determination of whether a share of preferred stock shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by the holder) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion. If no conversion limitations were applicable, as of March 20, 2018, this shareholder would beneficially own 114,548,200 shares of our common stock. Sabby Management, LLC shares voting and investment power with respect to these shares on behalf of this stockholder.  As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of this stockholder.  Each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.  Except as described above, none of the holders has had, within the past three years, any position, office or other material relationship with the Company or any of our predecessors or affiliates.

(13)

The address for this stockholder is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. Includes 1,790,818 shares of common stock, 85,675,000 shares of common stock issuable upon conversion of Series C Preferred Stock, 23,333,333 shares of common stock issuable upon conversion of Series D Preferred Stock, and 3,750,000 shares of common stock issuable upon conversion of Series E Preferred Stock. The Series C, Series D and Series E Preferred Stock contain conversion limitations providing that a holder thereof may not convert to the extent (but only to the extent) that, if after giving effect to such conversion, the holder or any of its affiliates would beneficially own in excess of either 4.99% (for conversion of the Series C Preferred Stock) or 9.99% (for conversion of the Series D and Series E Preferred Stock) (the “Maximum Percentage”) of the outstanding shares of common stock immediately after giving effect to such conversion. To the extent the above limitation applies, the determination of whether a share of preferred stock shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by the holder) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion. If no conversion limitations were applicable, as of March 20, 2018, this shareholder would beneficially own 114,549,151 shares of our common stock. Sabby Management, LLC shares voting and investment power with respect to these shares on behalf of this stockholder.  As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of this stockholder.  Each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.  Except as described above, none of the holders has had, within the past three years, any position, office or other material relationship with the Company or any of our predecessors or affiliates.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our directors and executive officers:

Name	Age	Current Position
David A. Dodd (1)(2)	68	Chairman of the Board of Directors
Robert T. McNally, Ph.D.	70	President and Chief Executive Officer, Director
Mark W. Reynolds, CPA	56	Chief Financial Officer and Corporate Secretary
Harriet L. Robinson, Ph.D.	80	Chief Scientific Officer Emeritus, Director
Farshad Guirakhoo, Ph.D.	64	Chief Scientific Officer
Randal D. Chase, Ph.D. (1)(3)	68	Independent Director
Dean G. Kollintzas (2)(3)	44	Independent Director
John N. Spencer, Jr. (1)(2)(3)	77	Independent Director

______________________

(1)	Member of the Compensation Committee of the Board of Directors.
(2)	Member of the Nominating and Governance Committee of the Board of Directors.
(3)	Member of the Audit Committee of the Board of Directors.

David A. Dodd. Mr. Dodd joined the Board of Directors in March 2010 and became Chairman of our Board of Directors on January 1, 2011. Since September 2017, he has served as Chief Executive Officer, and as a member of the Board of Directors of Medizone International, Inc. From April 2013 to July 2017, he served as President and Chief Executive Officer, and as a member of the Board of Directors, of Aeterna Zentaris Inc., a drug development company. He was Chairman of the Board of Directors of Aeterna Zentaris, Inc. from May 2014 to May 2016, and continues to serve as a member of its Board of Directors. He is also the Chief Executive Officer of RiversEdge BioVentures, an investment and advisory firm focused on the life sciences and pharmaceuticals industries, which he founded in 2009. He has more than 35 years of executive experience in the healthcare industry. From December 2007 to June 2009, Mr. Dodd was President, Chief Executive officer and Chairman of BioReliance Corporation, an organization that provided biological safety testing, viral clearance testing, genetic and mammalian technology testing and laboratory animal diagnostic services testing. From October 2006 to April 2009, he served as non-executive chairman of Stem Cell Sciences Plc. Before that, Mr. Dodd served as President, Chief Executive Officer and Director of Serologicals Corporation before it was sold to Millipore Corporation in July 2006 for $1.5 billion. For five years prior to his employment by Serologicals Corporation, Mr. Dodd served as President and Chief Executive Officer of Solvay Pharmaceuticals, Inc. and Chairman of its subsidiary Unimed Pharmaceuticals, Inc. The Board of Directors has concluded that Mr. Dodd should serve on the Board of Directors due to his experience in the pharmaceutical industry, as well as his background in general management, business transformation, corporate partnering, and mergers and acquisitions.

Robert T. McNally, Ph.D. Dr. McNally joined the Board of Directors in December 2006 and was appointed as our President and Chief Executive Officer effective April 1, 2008. From 2000 to March 2008, Dr. McNally served as Chief Executive Officer of Cell Dynamics LLC, a cGMP laboratory services company. Previously, Dr. McNally was a co-founder and Senior Vice President of Clinical Research for CryoLife, Inc., a pioneering company in transplantable human tissues. He has over 34 years of experience in academic and corporate clinical investigations, management, research, business, quality and regulatory affairs Dr. McNally is a Fellow of the American Institute for Medical and Biological Engineering, serves on the advisory boards of the Petit Institute for Bioengineering and Dupree College of Management at the Georgia Institute of Technology, and is a former Chairman of Georgia Bio, a trade association. Dr. McNally graduated with a Ph.D. in biomedical engineering from the University of Pennsylvania. The Board of Directors has concluded that Dr. McNally should serve on its Board of Directors by virtue of his prior business and scientific experience, including his experience as Chief Executive Officer of Cell Dynamics, LLC and as Senior Vice President of Clinical Research for CryoLife, Inc., and due to his involvement with the Company’s ongoing operations as its President and Chief Executive Officer.

Mark W. Reynolds, CPA. Mr. Reynolds joined the Company in October 2006 as Chief Financial Officer and Corporate Secretary. From 2004 to 2008, Mr. Reynolds served as Chief Financial Officer for HealthWatchSystems, Inc. a privately-held company in the consumer healthcare industry. From 2004 to 2006, he served as Chief Financial Officer for Duska Therapeutics, Inc., a publicly-held biotechnology company. From 1988 to 2002, Mr. Reynolds worked for CytRx Corporation, a publicly-held biopharmaceutical company, where he first served as Controller and then as Chief Financial Officer. Mr. Reynolds began his career as an auditor with Arthur Andersen & Co. from 1985 to 1988. He is a certified public accountant and earned a Master’s of Accountancy degree from the University of Georgia.

Harriet L. Robinson, Ph.D. Dr. Robinson is a co-founder of the Company, first serving as Senior Vice President, Research and Development in November 2007 before becoming Chief Scientific Officer in February 2008, a position she held until the appointment of Farshad Guirakhoo, PhD as Chief Scientific Officer in January 2017. Dr. Robinson is now Chief Scientific Officer Emeritus and continues to serve as director of GeoVax’s HIV vaccine program. Dr. Robinson was elected to the Board of Directors in June 2008. From 1999 to February 2008, Dr. Robinson served as the Asa Griggs Candler Professor of Microbiology and Immunology at Emory University in Atlanta, Georgia, and from 1998 to February 2008 as Chief, Division of Microbiology and Immunology, Yerkes National Primate Center and Professor at the Emory University School of Medicine. She was Professor, Department of Microbiology & Immunology, at the University of Massachusetts Medical Center from 1988 to 1997 and Staff, then Senior, then Principal Scientist at the University of Massachusetts Worcester Foundation for Experimental Biology from 1977 to 1987. Dr. Robinson received a Bachelor of Arts degree from Swarthmore College and M.S. and Ph.D. degrees from the Massachusetts Institute of Technology. The Board of Directors has concluded that Dr. Robinson should serve on its Board of Directors by virtue of her extensive knowledge of the Company’s technology as its scientific founder.

Farshad Guirakhoo, Ph.D. Dr. Guirakhoo joined the Company as Senior Vice President, Research and Development in October 2015, and was appointed as Chief Scientific Officer in January 2017. Dr. Guirakhoo has served in senior management and scientific roles within the biotechnology industry with Vaxess Technologies from 2014 to 2015, Hookipa Biotech from 2012 to 2014, Sanofi Pasteur from 2007 to 2012, Acambis, Inc. from 1999 to 2007 and OraVax, Inc. from 1992 to 1999. He earned his Ph.D. in Virology at the Medical University of Vienna, Vienna, Austria, holds a M.Sc. degree in Genetics from the International Institute for Biophysics and Biochemistry of Tehran University, and a B.Sc. degree in Biology from the National University of Iran. He conducted his Post-Doctoral training at the Medical University of Vienna and at the National Centers for Disease Control and Prevention (CDC), Division of Vector-Borne Infectious Diseases. In his scientific career, Dr. Guirakhoo has filed over 90 patent applications and is author/co-author of more than 80 publications, including book chapters, in peer-reviewed journals. In 2014, he was named as one of the 50 Most Influential People in Vaccines.

Randal D. Chase, Ph.D. Dr. Chase joined the Board of Directors in March 2015. In February 2017, Dr. Chase was appointed President and Chief Executive Officer of Advanced Proteome Therapeutics Corporation, a publicly-held biopharmaceutical company which he has served as a member of the board of directors since 2015. Since 2011, Dr. Chase has served as a business advisor and consultant to companies in the life science sector. He served as Chairman of the Board for Medicago, Inc. until its sale to Mitsubishi Tanabe Pharma Corporation in 2013. From 2006 to 2011, he served as President and Chief Executive Officer of Immunovaccine, Inc., a clinical-stage biotechnology company developing vaccines against cancer and infectious diseases. Dr. Chase is also a former president of Shire Biologics, North American Vaccine, Pasteur Merieux Connaught, and Quadra Logic Technologies, Inc. His early career was at Bristol Myers and Glaxo Pharmaceuticals. Dr. Chase attended the Senior Executive Program of the London Business School in the United Kingdom, holds a Bachelor of Sciences degree in biochemistry from Bishop’s University and a Ph.D. in biochemistry from the University of British Columbia. Dr. Chase completed a post-doctoral fellowship at the McArdle Cancer Institute of the University of Wisconsin. The Board of Directors has concluded that Dr. Chase should serve on the Board of Directors due to his extensive leadership experience in the pharmaceutical industry, and the vaccine industry in particular.

Dean G. Kollintzas. Mr. Kollintzas joined the Board of Directors upon consummation of the merger with GeoVax, Inc. in September 2006. Since 2001 Mr. Kollintzas has been an intellectual property attorney specializing in biotechnology and pharmaceutical licensing, FDA regulation, and corporate/international transactions. Mr. Kollintzas received a microbiology degree from the University of Illinois and a J.D. from Franklin Pierce Law Center. He is a member of the Wisconsin and American Bar Associations. Since 2004, Mr. Kollintzas has been in private practice. In 2014, he founded Procare Clinical, LLC, a clinical trial management company headquartered in Naperville, IL. The Board of Directors has concluded that Mr. Kollintzas should serve on the Board of Directors by virtue of his experience with intellectual property matters, biotechnology and pharmaceutical licensing, and FDA regulation.

John N. (Jack) Spencer, Jr., CPA Mr. Spencer joined the Board of Directors upon consummation of the merger with GeoVax, Inc. in September 2006. Mr. Spencer is a certified public accountant and was a partner of Ernst & Young LLP where he spent more than 38 years until he retired in 2000. Mr. Spencer also serves as a director of MRI Interventions, Inc., a medical device company, where he also chairs the audit committee and serves on the compensation committee. He served as the Temporary Chief Financial Officer of Applied Genetic Technologies Corporation from November 2013 until February 2014 while that company prepared for its initial public offering. He also serves on the board of one privately held company and as a consultant to various companies primarily relating to financial accounting and reporting matters. Mr. Spencer received a Bachelor of Science degree from Syracuse University, and he earned an M.B.A. degree from Babson College. He also attended the Harvard Business School Advanced Management Program. The Board of Directors has concluded that Mr. Spencer should serve on the Board of Directors by virtue of his experience at Ernst & Young LLP where he was the partner in charge of that firm’s life sciences practice for the southeastern United States, and his clients included a large number of publicly-owned and privately-held medical technology companies, together with his continuing expertise as a director of, and a consultant to, other publicly owned and privately held companies.

Director Independence

The Board of Directors has determined that Messrs. Chase, Dodd, Kollintzas, and Spencer are the members of our Board of Directors who are “independent,” as that term is defined by Section 301(3)(B) of the Sarbanes-Oxley Act of 2002. The Board of Directors has also determined that these three individuals meet the definition of “independent director” set forth in Rule 5605(a)(2) of the Nasdaq Listing Rules and that Mr. Spencer is the qualified “financial expert” on the Audit Committee. As independent directors, Messrs. Dodd, Kollintzas and Spencer serve as the members of our Audit Committee, our Compensation Committee, and our Nominating and Governance Committee.

EXECUTIVE COMPENSATION

The tables and disclosures that follow set forth the compensation and certain other information with respect to our “Named Executive Officers”. The Named Executive Officers for 2017 include our principal executive officer, and our two other most highly compensated executive officers. Our Named Executive Officers for 2017 were:

●     Robert T. McNally, Ph.D., President and Chief Executive Officer

●     Mark W. Reynolds, Chief Financial Officer

●     Farshad Guirakhoo, Ph.D., Chief Scientific Officer

Summary Compensation Table

The following table sets forth information concerning the total compensation earned during 2017 and 2016 by our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Robert T. McNally, PhD President and Chief Executive Officer	2017 2016	$165,000 165,000	$ - -	$29,250 (2) 23,588 (4)	$ 1,000 (7) 2,825 (7)	$195,250 191,413
Mark W. Reynolds Chief Financial Officer	2017 2016	234,392 234,392	- -	29,250 (2) 17,085 (5)	3,281 (7) 5,938 (7)	266,923 257,415
Farshad Guirakhoo, PhD Chief Scientific Officer	2017 2016	250,000 250,000	- -	19,500 (3) 4,335 (6)	21,569 (8) 21,569 (8)	291,069 275,904

(1)

Represents the grant date fair value of the stock options computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation (“FASB ASC Topic 718”). See footnotes 2 and 9 to our consolidated financial statements for the year ended December 31, 2016 for a discussion of the assumptions made and methods used for determining stock compensation values.

(2)

Grant date fair value of stock option grant on December 20, 2017 for 750,000 shares with an exercise price of $0.05 per share, vesting over a three-year period. As of December 31, 2017, none of these shares have vested and are exercisable

(3)

Grant date fair value of stock option grant on December 20, 2017 for 500,000 shares with an exercise price of $0.05 per share, vesting over a three-year period. As of December 31, 2017, none of these shares have vested and are exercisable.

(4)

Grant date fair value of stock option grant on December 13, 2016 for 462,500 shares with an exercise price of $0.0652 per share, vesting over a three-year period. As of December 31, 2017, 154,166 of these shares have vested and are exercisable.

(5)

Grant date fair value of stock option grant on December 13, 2016 for 335,000 shares with an exercise price of $0.0652 per share, vesting over a three-year period. As of December 31, 2017, 111,666 of these shares have vested and are exercisable.

(6)

Grant date fair value of stock option grant on December 13, 2016 for 85,000 shares with an exercise price of $0.0652 per share, vesting over a three-year period. As of December 31, 2017, 28,333 of these shares have vested and are exercisable.

(7)	Represents employer matching contributions to the Company’s 401(k) retirement plan.
(8)	Each of the 2017 and 2016 amounts represents $3,569 of employer matching contributions to the Company’s 401(k) retirement plan, and $18,000 in housing expense allowances

Employment Agreement with Robert T. McNally, PhD

Robert T. McNally, PhD serves as our President and Chief Executive Officer, under an employment agreement dated March 20, 2008 and amended on October 22, 2013. The employment agreement has no specified term. The employment agreement provided for an initial annual salary of $200,000 to Dr. McNally, subject to periodic increases as determined by the Compensation Committee. The Board of Directors may also approve the payment of a discretionary bonus annually. Dr. McNally is eligible for grants of awards from our equity incentive plans and is eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees.

Dr. McNally’s current annualized full-time base salary is $275,000. In February 2014, Dr. McNally reduced his time commitment to the company from 100% to 60%, and his base salary was adjusted proportionately to $165,000. In April 2016, to help conserve the Company’s cash resources, Dr. McNally agreed to defer a portion of his base salary, effectively reducing his annualized salary from $165,000 to $25,000. As of March 15, 2018, Dr. McNally’s accumulated salary deferral is $263,542.

If we terminate Dr. McNally’s employment without cause, in addition to his accumulated unpaid salary deferral, we will pay him a severance payment in the form of monthly payments of base salary for a period equal to one week for each full year of service (9 weeks as of December 31, 2017). Dr. McNally may terminate the employment agreement at any time by giving us 60 days’ notice. In that event, he would not receive severance. If we terminate Dr. McNally’s employment at any time during the three month period which immediately precedes a change in control (as defined in the amended employment agreement) or during the one year period following a change in control, then we would pay an amount in cash equal to (a) three times his then base salary and target annual bonus, (b) three times the cost to provide 401(k) or other deferred compensation or health and welfare benefits to him, and (c) a tax gross-up payment (if an excise tax is imposed by § 4999 of the Internal Revenue Code or any related interest or penalties are incurred by him). The change of control provision also provides for full and complete vesting of all stock option grants held by Dr. McNally.

Employment Agreement with Mark W. Reynolds

Mark W. Reynolds serves as our Chief Financial Officer, under an employment agreement dated January 1, 2010 and amended on October 22, 2013. The employment agreement has no specified term. The employment agreement provided for an initial annual salary of $212,600 to Mr. Reynolds, subject to periodic increases as determined by the Compensation Committee. The Board of Directors may also approve the payment of a discretionary bonus annually. Mr. Reynolds is eligible for grants of awards from our equity incentive plans and is eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees.

Mr. Reynolds’ current annualized base salary is $234,392. In April 2016, to help conserve the Company’s cash resources, Mr. Reynolds agreed to defer a portion of his base salary, effectively reducing his annualized salary from $234,392 to $140,635. As of March 15, 2018, Mr. Reynolds’ accumulated salary deferral is $175,794.

If we terminate Mr. Reynolds’ employment without cause, in addition to his accumulated unpaid salary deferral, we will pay him a severance payment in the form of monthly payments of base salary for a period equal to one week for each full year of service (11 weeks as of December 31, 2017). Mr. Reynolds may terminate the employment agreement at any time by giving us 60 days’ notice. In that event, he would not receive severance. If we terminate Mr. Reynolds’ employment at any time during the three month period which immediately precedes a change in control (as defined in the amended employment agreement) or during the one year period following a change in control, then we would pay an amount in cash equal to (a) two times his then base salary and target annual bonus, (b) two times the cost to provide 401(k) or other deferred compensation or health and welfare benefits to him, and (c) a tax gross-up payment (if an excise tax is imposed by § 4999 of the Internal Revenue Code or any related interest or penalties are incurred by him). The change of control provision also provides for full and complete vesting of all stock option grants held by Mr. Reynolds.

Employment Agreement with Farshad Guirakhoo, PhD

Farshad Guirakhoo, PhD serves as our Chief Scientific Officer, under an employment agreement dated October 19, 2015 and amended on December 15, 2015. The employment agreement has no specified term. The employment agreement provided for an initial annual salary of $250,000 to Dr. Guirakhoo, subject to periodic increases as determined by the Compensation Committee. The Board of Directors may also approve the payment of a discretionary bonus annually. Dr. Guirakhoo is eligible for grants of awards from our equity incentive plans and is eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees.

Dr. Guirakhoo’s current annualized base salary is $250,000. We are also paying him a monthly housing allowance of $1,500 ($18,000 annually). In July 2017, to help conserve the Company’s cash resources, Dr. Guirakhoo agreed to defer a portion of his base salary, effectively reducing his annualized salary from $250,000 to $187,500. As of March 15, 2018, Dr. Guirakhoo’s accumulated salary deferral is $44,271.

If we terminate Dr. Guirakhoo’s employment without cause, we will pay him a severance payment in the form of monthly payments of base salary for a period equal to one week for each full year of service (2 weeks as of December 31, 2017). Dr. Guirakhoo may terminate the employment agreement at any time by giving us 60 days’ notice. In that event, he would not receive severance. If we terminate Dr. Guirakhoo’s employment at any time during the three month period which immediately precedes a change in control (as defined in the amended employment agreement) or during the one year period following a change in control, then we would pay an amount in cash equal to (a) two times his then base salary and target annual bonus, (b) two times the cost to provide 401(k) or other deferred compensation or health and welfare benefits to him, and (c) a tax gross-up payment (if an excise tax is imposed by §4999 of the Internal Revenue Code or any related interest or penalties are incurred by him). The change of control provision also provides for full and complete vesting of all stock option grants held by Dr. Guirakhoo.

If each Named Executive Officer was terminated without cause on December 31, 2017, the following amounts, which represent one week of pay for each full year of service to the Company, would be payable to each Named Executive Officer as salary continuance under the terms of such Named Executive Officer’s employment agreement: Dr. McNally $28,558; Mr. Reynolds $49,583; and Dr. Guirakhoo $9,616.

In October 2006 GeoVax Labs, Inc. and our subsidiary, GeoVax, Inc. entered into indemnification agreements with Messrs. McNally, Reynolds, Kollintzas and Spencer. Pursuant to these agreements, we have agreed to indemnify them to the full extent permitted by Illinois and Georgia law against certain liabilities incurred by these individuals in connection with specified proceedings if they acted in a manner they believed in good faith to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that such conduct was unlawful. The agreements also provide for the advancement of expenses to these individuals subject to specified conditions.

Outstanding Equity Awards at Fiscal Year-End

GeoVax has awarded stock options to its senior management and other employees, pursuant to the GeoVax Labs, Inc. 2006 Equity Incentive Plan (the “2006 Plan”) and the GeoVax Labs, Inc. 2016 Stock Incentive Plan (the “2016 Plan”). The terms of these awards typically provide for vesting over a defined period of time, generally three years. The options expire if not exercised within ten years from the date of grant. The Company does not have a formula for determining stock option awards. Awards are generally based on the subjective judgment of the President and Chief Executive Officer and on the Compensation Committee’s subjective judgment. The following table sets forth certain information with respect to unexercised options previously awarded to our Named Executive Officers that were outstanding as of December 31, 2017.

Option Awards
	Number of Securities Underlying Unexercised Options
Name	(#) Exercisable	(#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Robert McNally, PhD	-	750,000	(1)	$0.05	12/20/27
	154,166	308,334	(2)	0.0652	12/13/26
	50,000	25,000	(3)	0.11	12/8/25
	30,000	-		0.17	12/9/24
	30,000	-		0.53	12/18/23
	30,000	-		0.66	12/11/22
	30,000	-		0.91	12/30/21
	10,000	-		1.98	12/10/20
	10,000	-		7.00	12/2/19
	10,000	-		5.50	12/11/18
	48,000			8.50	6/17/18
Mark Reynolds	-	750,000	(1)	0.05	12/20/27
	111,666	223,334	(2)	0.0652	12/13/26
	40,000	20,000	(3)	0.11	12/8/25
	30,000	-		0.17	12/9/24
	30,000	-		0.53	12/18/23
	25,000	-		0.66	12/11/22
	25,000	-		0.91	12/30/21
	10,000	-		1.98	12/10/20
	10,000	-		7.00	12/2/19
	10,000	-		5.50	12/11/18
Farshad Guirakhoo, PhD	-	500,000	(1)	0.05	12/20/27
	28,333	56,667	(2)	0.0652	12/13/26
	40,000	20,000	(3)	0.11	12/8/25
	26,666	13,334	(4)	0.13	10/19/25

(1)	These stock options vest and become exercisable in three equal installments on December 20, 2018, 2019 and 2020
(2)	These stock options vest and become exercisable in two equal installments on December 13, 2018 and 2019.
(3)	These stock options vest and become exercisable on December 8, 2018.
(4)	These stock options vest and become exercisable on October 19, 2018.

The 2006 Plan and the 2016 Plan, which we refer to as the “Plans,” each contain provisions that could lead to an accelerated vesting of options or other awards. In the event of certain change-in-control transactions described in the Plans, (i) outstanding options or other awards may be assumed, converted or replaced; (ii) the successor corporation may substitute equivalent options or other awards or provide substantially similar consideration to Plan participants as were provided to stockholders (after taking into account the existing provisions of the options or other awards); or (iii) the successor corporation may replace options or awards with substantially similar shares or other property.

In the event the successor corporation (if any) refuses to assume or substitute options or other awards as described (i) the vesting of any or all options or awards granted pursuant to the Plans will accelerate upon the change-in-control transaction, and (ii) any or all options granted pursuant to the Plans will become exercisable in full prior to the consummation of the change-in-control transaction at such time and on such conditions as the Compensation Committee determines. If the options are not exercised prior to the consummation of the change-in-control transaction, they shall terminate at such time as determined by the Compensation Committee. Subject to any greater rights granted to Plan participants under the Plans, in the event of the occurrence of a change-in-control transaction any outstanding options or other awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets.

If the Company had experienced a change-in-control event as described in the Plans on December 31, 2017, the value of accelerated options for each Named Executive Officer, based on the difference between the closing price of our common stock on the OTC Market on December 31, 2017, and, if lower, the exercise price per share of each option for which vesting would be accelerated for each Named Executive Officer, would be $0.

Director Compensation

The following table sets forth information concerning the compensation earned for service on our Board of Directors during the fiscal year ending December 31, 2017 by each individual who served as a director at any time during the fiscal year.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	(2)(3) Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Randal D. Chase	21,600		7,800				29,400
David A. Dodd	37,800	-	10,530	-	-	-	48,330
Dean G. Kollintzas	14,800	-	6,630	-	-	-	21,430
Robert T. McNally (1)	-	-	-	-	-	-	-
Harriet L. Robinson (1)	-	-	-	-	-	-	-
John N. Spencer, Jr.	30,350	-	9,360	-	-	-	39,710

(1)	Dr. McNally and Dr. Robinson, who were employees of the Company during the fiscal year ended December 31, 2017, received no compensation for their service as directors.
(2)

Amounts shown in the “Option Awards” column represent the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718. For a discussion of the various assumptions made and methods used for determining such amounts, see footnotes 2 and 9 to our consolidated financial statements for the year ended December 31, 2017. On December 20, 2017, Mr. Chase was granted an option to purchase 200,000 shares of our common stock with an exercise price of $0.05 per share, Mr. Dodd was granted an option to purchase 270,000 shares of our common stock with an exercise price of $0.05 per share, Mr. Kollintzas was granted an option to purchase 170,000 shares of our common stock with an exercise price of $0.05 per share, and Mr. Spencer was granted an option to purchase 240,000 shares of our common stock with an exercise price of $0.05 per share.

(3)	The table below shows the aggregate numbers of option awards outstanding for each non-employee director as of December 31, 2017.

Name	Aggregate Option Awards Outstanding as of December 31, 2017 (#)
Randal D. Chase	363,100
David A. Dodd	639,200
Dean G. Kollintzas	409,275
John N. Spencer, Jr.	523,500

Director Compensation Plan

In March 2007, the Board of Directors approved a recommendation from the Compensation Committee for director compensation, which we refer to as the “Director Compensation Plan.” It was subsequently amended in March 2008, December 2009, and in December 2010. The Director Compensation Plan applies only to non-employee directors. Directors who are employees of the Company receive no compensation for their service as directors or as members of committees.

Cash Fees – For 2017, each non-employee director earned an annual retainer (paid quarterly) of $5,000 for service as a member of the Audit Committee and $3,300 for service as a member of the Compensation Committee or the Nominating and Corporate Governance Committee. The Chairman of the Audit Committee earned an annual retainer of $9,000, and the Chairman of each of the Compensation Committee and the Nominating and Corporate Governance Committee earned an annual retainer of $6,000. These retainers were also paid quarterly. Non-employee directors also earned fees for each Board of Directors or Committee meeting attended as follows: $3,000 for in person Board of Directors meetings ($1,500 for telephonic meetings), $1,000 for in person Committee meeting chaired ($750 for telephonic meetings), and $500 for in person Committee meeting attended as a non-chair member ($400 for telephonic meetings). Mr. Dodd, the non-employee Chairman of the Board during 2016, earned an annual retainer of $30,000 (paid quarterly) and was not entitled to additional fees for Board meetings attended, but did earn additional fees for committees on which he serves.

During 2017, to help conserve the Company’s cash resources, each of our non-employee directors agreed to defer receipt of a portion of their respective cash fees earned. As of March 15, 2018, the accumulated deferrals were $35,775 for Mr. Chase, $76,000 for Mr. Dodd, $22,119 for Mr. Kollintzas, and $48,725 for Mr. Spencer.

Stock Option Grants – Each of our current non-employee directors received a grant of options to purchase 26,400 shares of common stock on the date that such non-employee director was first elected or appointed. We currently do not have a formula for determining annual stock option grants to directors (upon their re-election to the Board of Directors, or otherwise). Such option grants are currently determined by the Board of Directors, upon recommendation by the Compensation Committee based on the Compensation Committee’s annual deliberations and review of the director compensation structure of similar companies.

At its meeting in December 2017, upon a recommendation of the Compensation Committee, the Board of Directors approved an annual stock option grant of 110,000 shares to each of its non-employee members for ongoing service as members of the Board of Directors. The Board of Directors also approved supplemental stock option grants to each member based on a factor that considered each member’s respective cash fee deferral. Such supplemental stock option grants were 90,000 shares for Mr. Chase, 160,000 shares for Mr. Dodd, 60,000 shares for Mr. Kollintzas, and 130,000 shares for Mr. Spencer.

Expense Reimbursement – All directors are reimbursed for expenses incurred in connection with attending meetings of the Board of Directors and committees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Approval of Related Party Transactions

Our Audit Committee is responsible for reviewing and approving all transactions or arrangements between the Company and any of our directors, officers, principal stockholders or any of their respective affiliates, associates or related parties, other than transactions with officers which are covered by the duties of the Compensation Committee. In determining whether to approve or ratify a related party transaction, the Audit Committee will discuss the transaction with management and will consider all relevant facts and circumstances available to it including:

●	whether the terms of the transaction are fair to the Company and at least as favorable to the Company as would apply if the transaction did not involve a related party.
●	whether there are demonstrable business reasons for the Company to enter into the transaction.
●	whether the transaction would impair the independence of a non-employee director; and
●

whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the direct or indirect nature of the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the Audit Committee deems relevant.

These policies are in writing and included in the Company’s minute book.

Our Board of Directors has made the following findings and adopted the following policies (in writing) regarding related party transactions:

●

The Company has not made and will not make loans or loan guarantees on behalf of any director, officer, beneficially owner of more than 5% of our common stock, or other person constituting a Promoter, as such term is defined in the NASAA Statement of Policy Regarding Corporate Securities Definitions.

●

The Company has not engaged and will not engage in material transactions with any director, officer, beneficial owner of more than 5% of our common stock, or other person constituting a Promoter, as such term is defined in the NASAA Statement of Policy Regarding Corporate Securities Definitions, except as described below or as otherwise approved by our Audit Committee consistent with the policies and procedures described below.

●	The Company will make any future material affiliated transactions on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties.
●	A majority of the Company’s Audit Committee will approve all future material transactions.
●	The Company’s officers, directors, and counsel will:
o	consider their due diligence and assure that there is a reasonable basis for these representations, and
o	consider whether to embody the representations in the issuer’s charter or bylaws.

Transactions with Related Parties

Emory University is a significant stockholder of the Company, and our primary product candidates are based on technology rights subject to a license agreement with Emory University, which we refer to as the Emory License. The Emory License, among other contractual obligations, requires payments based on milestone achievements, royalties on sales by the Company or on payments to the Company by our sublicensees, and payment of maintenance fees in the event certain milestones are not met within the time periods specified in the Emory License. We may terminate the Emory License upon 90 days prior written notice. In any event, the Emory License expires on the date of the latest expiration date of the underlying patents. We are also obligated to reimburse Emory University for certain ongoing costs in connection with the filing, prosecution and maintenance of patent applications subject to the Emory License. The expense associated with these ongoing patent reimbursements to Emory University amounted to $32,421 for the year ended December 31, 2017, and $50,186 for the year ended December 31, 2016.

On February 15, 2016, we entered into an agreement with Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd. (collectively, the “Purchasers”) each of which beneficially owns more than 5% of our Common Stock, amending the terms of Series E Warrants we issued to them on February 27, 2015. Pursuant to the agreement, we extended the term of the Series E Warrants to August 27, 2016 and agreed to the payment to each Purchaser of a warrant exercise fee of $0.02916 per share for each share purchased upon exercise of the Series E Warrants. In exchange, the Purchasers promptly exercised Series E Warrants to purchase an aggregate of 3,664,588 shares, resulting in total net proceeds to us of $238,198 (after payment of the warrant exercise fee).

On August 19, 2016, we entered into an agreement with the Purchasers with respect further amending the terms of the Series E Warrants and amending the terms of the Series A Common Stock Purchase Warrants we issued to them on March 21, 2012 (“Series A Warrants”) held by them. Pursuant to the agreement, we extended the term of the Series E Warrants to December 31, 2016 and agreed to the payment to each Purchaser of a warrant exercise fee of $0.02916 per share for each share purchased upon exercise of the Series A Warrants. In exchange, the Purchasers promptly exercised all of their remaining 1,207,332 Series A Warrants and 3,600,000 Series E Warrants, resulting in total net proceeds to us of $312,476 (after payment of the warrant exercise fee).

On December 22, 2016, we entered into an agreement with the Purchasers with respect to increasing the previously agreed to warrant exercise fee from $0.02916 to $0.04416 per share for each share purchased upon exercise of the Series E Warrants, resulting in an effective exercise price of $0.05 per share. In exchange, the Purchasers promptly exercised all of their remaining 1,502,078 Series E Warrants as well as 4,010,422 of their Series D Warrants, resulting in total net proceeds to us of $275,625.

On April 7, 2017, we entered into an agreement with the Purchasers with respect to the exercise by the Purchasers of the Series D Warrants we issued to them on February 25, 2015 to acquire an aggregate of 2,500,000 shares of our common stock for cash at $0.05 per share in return for a warrant exercise fee of $0.01 per share purchased. Total net proceeds to us were $100,000.

On May 8, 2017, we entered into a Securities Purchase Agreement (the “2017 Securities Purchase Agreement”) with the Purchasers providing for the issuance and sale to the Purchasers of an aggregate of 1,000 shares of our Series D Convertible Preferred Stock (the “Series D Preferred Shares”) for gross proceeds to the Company of $1.0 million. Each Series D Preferred Share is initially convertible into approximately 6,666.666 shares of our Common Stock for an aggregate total of 66,666,666 shares of our Common Stock (the “Series D Conversion Shares”). The terms of the Series D Preferred Shares include anti-dilution provisions. Pursuant to the Certificate of Designation which authorized the Series D Convertible Preferred Stock, the Series D Preferred Shares may be converted at any time at the option of the Purchasers into shares of our Common Stock at a conversion price of $0.015 per share (the “Series D Conversion Price”). The Certificate of Designation contains price adjustment provisions, which may, under certain circumstances, reduce the Series D Conversion Price on several future dates, including the effective date of the registration statement to be filed to cover resale of the Series D Conversion Shares, according to a formula based on the then-current market price for our common stock. The Series D Preferred Shares do not have voting rights except as required by law and are not entitled to a dividend. When issued, the Series D Conversion Shares will have the voting rights afforded to all shares of Common Stock. The Series D Preferred Shares have a liquidation preference equal to the initial purchase price. In connection with the closing of the private placement, we also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers. With the Purchasers’ consent, the Company withdrew its registration statement covering the Series D Conversion Shares and the Purchasers waived the monetary penalties. A future failure to meet the filing deadlines and other requirements set forth in the Registration Rights Agreement may subject us to monetary penalties.

On March 5, 2018, we entered into a Securities Purchase Agreement (the “2018 Securities Purchase Agreement”) with the Purchasers providing for the issuance and sale to the Purchasers of an aggregate of 600 shares of our Series E Convertible Preferred Stock (the “Series E Preferred Shares”) for gross proceeds to the Company of $600,000. Each Series E Preferred Share is initially convertible into approximately 12,500 shares of our Common Stock for an aggregate total of 7,500,000 shares of our Common Stock (the “Series E Conversion Shares”). The terms of the Series E Preferred Shares include anti-dilution provisions. Pursuant to the Certificate of Designation which authorized the Series E Convertible Preferred Stock, the Series E Preferred Shares may be converted at any time at the option of the Purchasers into shares of our Common Stock at a conversion price of $0.08 per share (the “Series E Conversion Price”). The Certificate of Designation contains price adjustment provisions, which may, under certain circumstances, reduce the Series E Conversion Price on several future dates according to a formula based on the then-current market price for our common stock. The Series E Preferred Shares do not have voting rights except as required by law and are not entitled to a dividend. When issued, the Series E Conversion Shares will have the voting rights afforded to all shares of Common Stock. The Series E Preferred Shares have a liquidation preference equal to the initial purchase price. If the parties so agree, then the Company may sell up to an additional 600 shares of its Series E Preferred Shares on the terms identical to those upon which the first 600 shares were sold. In that event, the Company will then also be obligated to issue the purchasers a warrant for up to 100% of the total shares of our Common Stock into which all of the Series E Preferred Shares sold at either time could be converted. The warrant would have an exercise price equal to the then-current conversion price for the Series E Preferred Shares, three-year term, and include a cashless-exercise feature

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders named below from time to time of up to a total of 10,598,662 shares that are owned by or issuable to the selling stockholders. The number of shares is subject to adjustment as described at “Description of Securities.”  The common stock offered by this prospectus is being offered by the selling stockholders for their own accounts.

Private Placement Transaction

On February 27, 2015, we completed a private placement transaction and issued a total of 3,000 shares of Series C Preferred Stock, with a stated value of $1,000 per share and an initial conversion price of $0.18, to two accredited investors. On April 8, 2015, pursuant to certain price adjustment provisions contained in the transaction documents, the conversion price was adjusted to $0.142. The conversion price was further adjusted to $0.09416 on December 4, 2015, to $0.05 on December 22, 2016, and to $0.015 on May 11, 2017. Each share of Series C Preferred Stock is currently convertible into 66,666.67 shares of our common stock. Each purchaser of a share of Series C Preferred Stock also acquired a Series D, a Series E, and a Series F Warrant (collectively, the “2015 Warrants”) to purchase a share of our common stock. The Series C Convertible Preferred Stock and the 2015 Warrants were issued in reliance upon exemptions provided by Section 4(a)(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder. All shares issuable pursuant to the warrants have been exercised and sold by the selling stockholders.

Selling Stockholders

The table below, which was prepared based on information supplied to us by the selling stockholders, sets forth information regarding the beneficial ownership of outstanding shares of our common stock owned by the selling stockholders and the shares that they may sell or otherwise dispose of from time to time under this prospectus. Each of the selling stockholders, or their respective transferees, donees or their successors, may resell, from time to time, all, some or none of the shares of our common stock covered by this prospectus, as provided in this prospectus under the section entitled “Plan of Distribution” and in any applicable prospectus supplement. However, we do not know when, in what amount, or at what specific prices the selling stockholders may offer their shares for sale under this prospectus, if any.

The number of shares disclosed in the table below as “beneficially owned” are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of Series C Preferred Stock, shares of common stock underlying shares of Series D Preferred Stock, shares of common stock underlying the shares of Series E Preferred Stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of March 20, 2018 are included, subject to the ”Maximum Percentage” limitation described in footnote 1 to the table below. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder. Each selling stockholder’s percentage of ownership in the following table is based upon 131,736,810 shares of our common stock outstanding as of March 20, 2018.

Except as otherwise indicated, the selling stockholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them. In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders. Furthermore, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

Information concerning any of the selling stockholders may change from time to time, and any changed information will be presented in a prospectus supplement as necessary. Please carefully read the footnotes located below the table in conjunction with the information presented in the table.

Selling Stockholder Name	Beneficial Ownership Prior to this Offering (1)		Shares that may be Offered and Sold Hereby	Beneficial Ownership After this Offering (5)	% Holding After Completion of this Offering
Sabby Volatility Warrant Master Fund, Ltd. (2)	14,224,000	(3)	4,935,331	15,400,000	9.99%
Sabby Healthcare Master Fund, Ltd. (2)	14,224,000	(4)	5,663,331	15,400,000	9.99%

______________________

(1)

Includes all shares beneficially owned by the selling stockholders as of March 20, 2018, except that the shares held by the Sabby entities are reported at the highest “Maximum Percentage” of 9.99% as described at footnote 2 below.

(2)

The number of shares in the “Shares that may be Offered and Sold Hereby” column above reflect 10,598,662 of the 171,349,733 shares issuable upon conversion of the Series C Preferred Stock. The Series C Preferred Stock contains conversion limitations providing that a holder thereof may not convert to the extent (but only to the extent) that, if after giving effect to such conversion, the holder or any of its affiliates would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the outstanding shares of common stock immediately after giving effect to such. To the extent the above limitation applies, the determination of whether a share of preferred stock shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by the holder) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). Accordingly, the number of shares of common stock set forth in the table as being registered for a selling stockholder may exceed the number of shares of common stock that the selling stockholder could own beneficially at any given time through its ownership of the Series C Preferred Stock.

(3)

Includes 1,790,818 shares of common stock, 85,675,000 shares issuable upon conversion of Series C Preferred Stock, 23,333,333 shares issuable upon conversion of the Series D Preferred Stock, and 3,750,000 shares issuable upon conversion of the Series E Preferred Stock. Sabby Management, LLC shares voting and investment power with respect to these shares on behalf of this stockholder as well as Sabby Healthcare Master Fund, Ltd. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of this stockholder. Each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over the securities covered by this prospectus except to the extent of their pecuniary interest therein.

(4)

Includes 1,790,134 shares of common stock, 85,674,733 shares issuable upon conversion of Series C Preferred Stock, 23,333,333 shares issuable upon conversion of the Series D Preferred Stock, and 3,750,000 shares issuable upon conversion of the Series E Preferred Stock. Sabby Management, LLC shares voting and investment power with respect to these shares on behalf of this stockholder as well as Sabby Volatility Warrant Master Fund, Ltd. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of this stockholder. Each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over the securities covered by this prospectus except to the extent of their pecuniary interest therein.

(5)

The number of shares in the “Beneficial Ownership After this Offering” column above reflects 160,751,074 shares issuable upon conversion of the Series C Preferred Stock, 46,666,666 shares issuable upon conversion of the Series D Preferred Stock, and 7,500,000 shares issuable upon conversion of the Series E Preferred Stock which are not included in this registration statement. These shares may also be sold pursuant to Rule 144.

DESCRIPTION OF SECURITIES

Capital Stock

The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our certificate of incorporation, as amended, including the certificates of designation, as amended, setting forth the terms of our Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock all of which have been previously filed with the SEC and are incorporated herein by reference. This summary is not intended to give full effect to provisions of statutory or common law. We urge you to review the following documents because they, and not this summary, define the rights of a holder of shares of common stock, Series B, Series C, Series D, and Series E Preferred Stock:

•	the General Corporation Law of the State of Delaware, or the “DGCL”, as it may be amended from time to time;
•	our certificate of incorporation, as it may be amended or restated from time to time, and
•	our bylaws, as they may be amended or restated from time to time.

General

Our authorized capital stock currently consists of 610,000,000 shares, which are divided into two classes consisting of 600,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of March 20, 2018, there were issued and outstanding 131,736,810 shares of common stock, options to purchase 5,024,791 shares of common stock and warrants to purchase 178,571 shares of common stock. In addition, 285,714 shares of our common stock are reserved for issuance upon conversion of the outstanding Series B Preferred Stock, 171,349,733 shares of our common stock are reserved for issuance upon conversion of the outstanding Series C Preferred Stock, 46,666,666 shares of our common stock are reserved for issuance upon conversion of the outstanding Series D Preferred Stock and 7,500,000 shares of our common stock are reserved for issuance upon conversion of the outstanding Series E Preferred Stock.

Holders of our common stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by the stockholders. There is no cumulative voting in the election of directors. Holders of common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor, and subject to the rights of holders of our Series B, Series C, Series D, and Series E Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, holders of common stock are to share in all assets remaining after the payment of liabilities, and satisfaction of the liquidation preference of our outstanding Series B, Series C, Series D, and Series E Preferred Stock. Holders of common stock have no pre-emptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. The rights of the holders of the common stock are subject to any rights that may be fixed for holders of preferred stock, such as the Series B, Series C, Series D, and Series E Preferred Stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Series B Convertible Preferred Stock

We are authorized to issue up to 1,650 shares of our Series B Preferred Stock, which we refer to as the “Series B Preferred Stock.” As of March 20, 2018, 100 shares of our Series B Preferred Stock, $0.01 par value, were outstanding.

The Series B Preferred Stock is convertible at the option of the holder at any time into shares of common stock at a conversion ratio determined by dividing the $1,000 stated value of the Series B convertible preferred stock by a conversion price of $0.35 per share. As of March 20, 2018, an aggregate of 285,714 shares of our common stock are issuable upon conversion of the 100 outstanding shares of Series B Preferred Stock. The conversion price of the Series B Preferred Stock is subject to adjustment in the case of stock splits, stock dividends, combinations of shares, similar recapitalization transactions and certain pro-rata distributions to common stockholders.

Subject to limited exceptions, a holder of the Series B Preferred Stock will not have the right to convert any portion of its Series B Preferred Stock if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding immediately after giving effect to its conversion.

The holders of Series B Preferred Stock will be entitled to receive any securities or rights to acquire securities or property granted or issued by us pro rata to the holders of our common stock to the same extent as if such holders had converted all of their shares of Series B Preferred Stock. No distribution may be made on the common stock so long as any dividend due on the Series B Preferred Stock remains unpaid. In the event of a fundamental transaction, such as a merger, consolidation, sale of substantially all assets and similar reorganizations or recapitalizations, the holders of Series B Preferred Stock will be entitled to receive, upon conversion of their shares, any securities or other consideration received by the holders of our common stock pursuant to the fundamental transaction.

Except as required by law, holders of the Series B Preferred Stock are not entitled to voting rights; provided, however, that the affirmative vote of the holders of a majority of the outstanding shares of Series B Preferred Stock is required to take certain actions that may alter or change adversely the rights or preferences of the holders of Series B Preferred Stock, increase the number of shares of Series B Preferred Stock, or authorize a new class ranking senior or pari passu to the Series B Preferred Stock. The Series B Preferred Stock has a liquidation preference equal to $1,000 per share.

The securities purchase agreement and related registration rights agreement, as well as the certificate of designation authorizing the Series B Preferred Stock include certain other agreements and covenants for the benefit of the holders of the Series B Preferred Stock, including several restrictions that have now expired, and a requirement to use our best efforts to maintain the listing or trading of our common stock on one or more specified United States securities exchanges or regulated quotation services.

Series C Convertible Preferred Stock

We are authorized to issue up to 3,000 shares of our Series C Convertible Preferred Stock, which we refer to as the “Series C Preferred Stock.” As of March 20, 2018, 2,570.246 shares of our Series C Preferred Stock, par value $0.01 per share, were outstanding.

The Series C Preferred Stock is convertible at the option of the holder at any time into shares of common stock at a conversion ratio determined by dividing the $1,000 stated value of the Series C Preferred Stock by a current conversion price of $0.015 per share. As of March 20, 2018, an aggregate of 171,349,733 shares of our common stock are issuable upon conversion of the outstanding shares of Series C Preferred Stock. The conversion price of the Series C Preferred Stock is subject to adjustment in the case of stock splits, stock dividends, combinations of shares, similar recapitalization transactions and certain pro-rata distributions to common stockholders. The Certificate of Designation for the Series C Preferred Stock contains provisions requiring additional price adjustments under specified circumstances, none of which are triggered by a change in the market price of the Company’s common stock:

●

There is an adjustment in conversion price based on the effective date of SEC registration of the resale of Common Stock issuable upon conversion of Series C Preferred Stock or if the Company effects a reverse stock split or fails to do so by a date certain. If any such event occurs, the conversion price is the lesser of the then-current conversion price or a price equal to 80% based on the value weighted average price of the shares over a five trading day period.

●

There is an adjustment to the conversion price in the event that certain options to purchase or sales of Common Stock or Common Stock Equivalents (as defined) are issued by the Company at effective prices which are lower than the then-current conversion price.

●	There is an adjustment to the conversion price if the Company conducts a “rights offering” at a price lower than the conversion price.

Subject to limited exceptions, a holder of the Series C Preferred Stock will not have the right to convert any portion of its Series C Preferred Stock if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to its conversion. Upon 61 days’ prior notice from a holder, the 4.99% limitation may be increased to 9.99% for that holder and its affiliates.

The holders of Series C Preferred Stock will be entitled to receive any securities or rights to acquire securities or property granted or issued by us pro rata to the holders of our common stock to the same extent as if such holders had converted all of their shares of Series C Preferred Stock. No distribution may be made on the common stock so long as any dividend due on the Series C Preferred Stock remains unpaid. In the event of a fundamental transaction, such as a merger, consolidation, sale of substantially all assets and similar reorganizations or recapitalizations, the holders of Series C Preferred Stock will be entitled to receive, upon conversion of their shares, any securities or other consideration received by the holders of our common stock pursuant to the fundamental transaction.

Except as required by law, holders of the Series C Preferred Stock are not entitled to voting rights; provided, however, that the affirmative vote of the holders of a majority of the outstanding shares of Series C Preferred Stock is required to take certain actions that may alter or change adversely the rights or preferences of the holders of Series C Preferred Stock, increase the number of shares of Series C Preferred Stock, or authorize a new class ranking senior or pari passu to the Series C Preferred Stock. The Series C Preferred Stock has a liquidation preference equal to $1,000 per share.

The securities purchase agreement and related registration rights agreement, as well as the certificate of designation authorizing the Series C Preferred Stock include certain other agreements and covenants for the benefit of the holders of the Series C Preferred Stock, including a prohibition on our issuing additional debt or equity securities with a variable conversion or exercise price until no Series C Preferred Stock remains outstanding. We also undertook to use our best efforts to maintain the listing or trading of our common stock on one or more specified United States securities exchanges or regulated quotation services.

Series D Convertible Preferred Stock

We are authorized to issue up to 1,000 shares of our Series D Convertible Preferred Stock, which we refer to as the “Series D Preferred Stock.” As of March 20, 2018, 700 shares of our Series D Preferred Stock, par value $0.01 per share, were outstanding.

The Series D Preferred Stock is convertible at the option of the holder at any time into shares of common stock at a conversion ratio determined by dividing the $1,000 stated value of the Series D Preferred Stock by a current conversion price of $0.015 per share. As of March 20, 2018, an aggregate of 46,666,666 shares of our common stock are issuable upon conversion of the outstanding shares of Series D Preferred Stock. The conversion price of the Series D Preferred Stock is subject to adjustment in the case of stock splits, stock dividends, combinations of shares, similar recapitalization transactions and certain pro-rata distributions to common stockholders. The Certificate of Designation for the Series D Preferred Stock contains provisions requiring additional price adjustments under specified circumstances, none of which are triggered by a change in the market price of the Company’s common stock:

●

There is an adjustment in conversion price based on the effective date of SEC registration of the resale of Common Stock issuable upon conversion of Series D Preferred Stock. If any such event occurs, the conversion price is the lesser of the then-current conversion price or a price equal to 80% based on the value weighted average price of the shares over a five trading day period.

●

There is an adjustment to the conversion price in the event that certain options to purchase or sales of Common Stock or Common Stock Equivalents (as defined) are issued by the Company at effective prices which are lower than the then-current conversion price.

●	There is an adjustment to the conversion price if the Company conducts a “rights offering” at a price lower than the conversion price.

Subject to limited exceptions, a holder of the Series D Preferred Stock will not have the right to convert any portion of its Series D Preferred Stock if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding immediately after giving effect to its conversion.

The holders of Series D Preferred Stock will be entitled to receive any securities or rights to acquire securities or property granted or issued by us pro rata to the holders of our common stock to the same extent as if such holders had converted all of their shares of Series D Preferred Stock. No distribution may be made on the common stock so long as any dividend due on the Series D Preferred Stock remains unpaid. In the event of a fundamental transaction, such as a merger, consolidation, sale of substantially all assets and similar reorganizations or recapitalizations, the holders of Series D Preferred Stock will be entitled to receive, upon conversion of their shares, any securities or other consideration received by the holders of our common stock pursuant to the fundamental transaction.

Except as required by law, holders of the Series D Preferred Stock are not entitled to voting rights; provided, however, that the affirmative vote of the holders of a majority of the outstanding shares of Series D Preferred Stock is required to take certain actions that may alter or change adversely the rights or preferences of the holders of Series D Preferred Stock, increase the number of shares of Series D Preferred Stock, or authorize a new class ranking senior or pari passu to the Series D Preferred Stock. The Series D Preferred Stock has a liquidation preference equal to $1,000 per share.

The securities purchase agreement and related registration rights agreement, as well as the certificate of designation authorizing the Series D Preferred Stock include certain other agreements and covenants for the benefit of the holders of the Series D Preferred Stock, including a prohibition on our issuing additional debt or equity securities with a variable conversion or exercise price until no Series D Preferred Stock remains outstanding. We also undertook to use our best efforts to maintain the listing or trading of our common stock on one or more specified United States securities exchanges or regulated quotation services, and to hold one or more special stockholders’ meetings seeking an increase in the number of shares of common stock we are authorized to issue.

Series E Convertible Preferred Stock

We are authorized to issue up to 1,200 shares of our Series E Convertible Preferred Stock, which we refer to as the “Series E Preferred Stock.” As of March 20, 2018, 600 shares of our Series E Preferred Stock, par value $0.01 per share, were outstanding.

The Series E Preferred Stock is convertible at the option of the holder at any time into shares of common stock at a conversion ratio determined by dividing the $1,000 stated value of the Series E Preferred Stock by a current conversion price of $0.08 per share. As of March 20, 2018, an aggregate of 7,500,000 shares of our common stock are issuable upon conversion of the outstanding shares of Series E Preferred Stock. The conversion price of the Series E Preferred Stock is subject to adjustment in the case of stock splits, stock dividends, combinations of shares, similar recapitalization transactions and certain pro-rata distributions to common stockholders. The Certificate of Designation for the Series E Preferred Stock contains provisions requiring additional price adjustments under specified circumstances, none of which are triggered by a change in the market price of the Company’s common stock:

●

The conversion price will be adjusted on September 5, 2018 to the lesser of the then-current conversion price or a price equal to 80% based on the value weighted average price of the shares over a five trading day period.

●

There is an adjustment to the conversion price in the event that certain options to purchase or sales of Common Stock or Common Stock Equivalents (as defined) are issued by the Company at effective prices which are lower than the then-current conversion price.

●	There is an adjustment to the conversion price if the Company conducts a “rights offering” at a price lower than the conversion price.

Subject to limited exceptions, a holder of the Series E Preferred Stock will not have the right to convert any portion of its Series E Preferred Stock if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding immediately after giving effect to its conversion.

The holders of Series E Preferred Stock will be entitled to receive any securities or rights to acquire securities or property granted or issued by us pro rata to the holders of our common stock to the same extent as if such holders had converted all of their shares of Series E Preferred Stock. No distribution may be made on the common stock so long as any dividend due on the Series E Preferred Stock remains unpaid. In the event of a fundamental transaction, such as a merger, consolidation, sale of substantially all assets and similar reorganizations or recapitalizations, the holders of Series E Preferred Stock will be entitled to receive, upon conversion of their shares, any securities or other consideration received by the holders of our common stock pursuant to the fundamental transaction.

Except as required by law, holders of the Series E Preferred Stock are not entitled to voting rights; provided, however, that the affirmative vote of the holders of a majority of the outstanding shares of Series E Preferred Stock is required to take certain actions that may alter or change adversely the rights or preferences of the holders of Series E Preferred Stock, increase the number of shares of Series E Preferred Stock, or authorize a new class ranking senior or pari passu to the Series E Preferred Stock. The Series E Preferred Stock has a liquidation preference equal to $1,000 per share.

The securities purchase agreement and the certificate of designation authorizing the Series E Preferred Stock include certain other agreements and covenants for the benefit of the holders of the Series E Preferred Stock, including a prohibition on our issuing additional debt or equity securities with a variable conversion or exercise price until no Series E Preferred Stock remains outstanding. We also undertook to use our best efforts to maintain the listing or trading of our common stock on one or more specified United States securities exchanges or regulated quotation services, and to hold one or more special stockholders’ meetings seeking an increase in the number of shares of common stock we are authorized to issue.

Undesignated Preferred Stock

Subject to the restrictions set forth in the certificate of designation for our Series B, Series C, Series D, and Series E Preferred Stock, our Board of Directors has the authority to issue up to 9,995,360 additional shares of preferred stock in one or more series and fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue preferred stock that would have the right to vote, separately or with any other stockholder of preferred stock, on any proposed amendment to our certificate of incorporation, or on any other proposed corporate action, including business combinations and other transactions.

We will not offer preferred stock unless the offering is approved by a majority of our independent directors. The independent directors will have access, at our expense, to our counsel or independent counsel.

Delaware Anti-Takeover Law

We have elected not to be subject to certain provisions of Delaware law that could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors.

In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by the corporation’s board of directors prior to the date the interested stockholder obtained interested stockholder status;
•

upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years, did own, 15% or more of a corporation’s voting stock.

Section 203 applies to Delaware corporations that have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders; provided, however, the restrictions of this statute will not apply to a corporation if:

•	the corporation’s original charter contains a provision expressly electing not to be governed by the statute;
•	the corporation’s board of directors adopts an amendment to the corporation’s bylaws within 90 days of the effective date of the statute expressly electing not to be governed by it;

•

the stockholders of the corporation adopt an amendment to its charter or bylaws expressly electing not to be governed by the statute (so long as such amendment is approved by the affirmative vote of a majority of the shares entitled to vote);

•

a stockholder becomes an interested stockholder inadvertently and as soon as practicable divests himself of ownership of a sufficient number of shares so that he ceases to be an interested stockholder, and during the three year period immediately prior to a business combination, would not have been an interested stockholder but for the inadvertent acquisition;

•

the business combination is proposed prior to the consummation or abandonment of a merger or consolidation, a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the corporation; or

•	the business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in the statutes did not apply.

Our certificate of incorporation includes a provision electing not to be governed by Section 203 of the DCGL. Accordingly, our board of directors does not have the power to reject certain business combinations with interested stockholders based on Section 203 of the DCGL.

Indemnification

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request in such a capacity for another entity against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement), actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Our bylaws provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Our bylaws also provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Under our bylaws, expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as we deem appropriate.

The indemnification and advancement of expenses provided by our bylaws is not exclusive, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Our bylaws also provide that we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under our bylaws. The Company maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

In October 2006, GeoVax and our subsidiary, GeoVax, Inc. entered into indemnification agreements with Messrs. McNally, Reynolds, Kollintzas and Spencer. Pursuant to these agreements, we have agreed to hold harmless and indemnify these directors and officers to the full extent authorized or permitted by applicable Illinois and Georgia law against certain expenses and other liabilities actually and reasonably incurred by these individuals in connection with certain proceedings if they acted in a manner they believed in good faith to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that such conduct was unlawful. The agreements also provide for the advancement of expenses to these individuals subject to specified conditions. Under these agreements, we will not indemnify these individuals for expenses or other amounts for which applicable Illinois and Georgia law prohibit indemnification. The obligations under these agreements continue during the period in which these individuals are our directors or officers and continue thereafter so long as these individuals shall be subject to any proceeding by reason of their service to the Company, whether or not they are serving in any such capacity at the time the liability or expense incurred for which indemnification can be provided under the agreements.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event that a claims for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PLAN OF DISTRIBUTION

Each selling stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the OTCQB or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	settlement of short sales;
●	in transactions through broker-dealers that agree with the selling stockholder to sell a specified number of such securities at a stipulated price per security;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulation Authority (FINRA) Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rules 2121 and 2124, as applicable.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. In addition, the selling stockholders may enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M under the Securities Act, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Womble Bond Dickinson (US) LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements and the related financial statement schedule of GeoVax, Labs, Inc. and subsidiary as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017 have been audited by Porter Keadle Moore, LLC, an independent registered public accounting firm, as stated in their report thereon which expresses an unqualified opinion and includes an explanatory paragraph relating to going concern, and included in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Securities Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

GEOVAX LABS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of GeoVax Labs, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GeoVax Labs, Inc. and subsidiary (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements and schedule (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and its total liabilities exceed its total assets. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2005.

Atlanta, Georgia

March 23, 2018

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

A member of Allinial Global

GEOVAX LABS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$312,727	$454,030
Grant funds receivable	59,758	28,074
Prepaid expenses and other current assets	75,589	62,275

Total current assets	448,074	544,379

Property and equipment, net	31,151	54,828

Deposits	11,010	11,010

Total assets	$490,235	$610,217

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$77,581	$75,607
Accrued expenses (Note 4)	733,711	294,240

Total current liabilities	811,292	369,847

Commitments (Note 6)

Stockholders’ equity (deficiency):
Preferred stock, $.01 par value:
Authorized shares – 10,000,000
Series B convertible preferred stock, $1,000 stated value; 100 shares issued and outstanding at December 31, 2017 and 2016, respectively	76,095	76,095
Series C convertible preferred stock, $1,000 stated value; 2,570 and 2,868 shares issued and outstanding at December 31, 2017 and 2016, respectively	842,990	940,705
Series D convertible preferred stock, $1,000 stated value; 1,000 and -0- shares issued and outstanding at December 31, 2017 and 2016, respectively	980,000	-
Common stock, $.001 par value:
Authorized shares – 600,000,000 and 300,000,000 at December 31, 2017 and 2016, respectively
Issued and outstanding shares – 106,736,810 and 55,235,233 at December 31, 2017 and 2016, respectively	106,737	55,235
Additional paid-in capital	35,589,911	34,914,963
Accumulated deficit	(37,916,790)	(35,746,628)

Total stockholders’ equity (deficiency)	(321,057)	240,370

Total liabilities and stockholders’ equity	$490,235	$610,217

See accompanying notes to consolidated financial statements.

GEOVAX LABS. INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2017	2016	2015
Grant and collaboration revenue	$1,075,270	$828,918	$428,081

Operating expenses:
Research and development	2,017,350	1,970,859	1,693,102
General and administrative	1,232,368	2,131,426	1,429,731
Total operating expenses	3,249,718	4,102,285	3,122,833

Loss from operations	(2,174,448)	(3,273,367)	(2,694,752)

Other income:
Interest income	4,286	1,666	5,465
Total other income	4,286	1,666	5,465

Net loss	$(2,170,162)	$(3,271,701)	$(2,689,287)

Basic and diluted:
Loss per common share	$(0.03)	$(0.08)	$(0.08)
Weighted average shares outstanding	68,605,817	41,516,514	31,950,813

See accompanying notes to consolidated financial statements.

GEOVAX LABS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Additional		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders’ Equity
Balance at December 31, 2014	100	$76,095	-	$-	-	$-	31,950,813	$31,951	$30,823,769	$(29,785,640)	$1,146,175
Sale of convertible preferred stock for cash	-	-	3,000	983,941	-	-	-	-	1,695,869	-	2,679,810
Stock-based compensation expense	-	-	-	-	-	-	-	-	67,905	-	67,905
Net loss for the year ended December 31, 2015	-	-	-	-	-	-	-	-	-	(2,689,287)	(2,689,287)
Balance at December 31, 2015	100	76,095	3,000	983,941	-	-	31,950,813	31,951	32,587,543	(32,474,927)	1,204,603
Conversion of preferred stock to common stock	-	-	(132)	(43,236)	-	-	1,400,000	1,400	41,836	-	-
Sale of common stock for cash upon warrant exercise	-	-	-	-	-	-	21,884,420	21,884	1,317,917	-	1,339,801
Stock-based compensation expense	-	-	-	-	-	-	-	-	967,667	-	967,667
Net loss for the year ended December 31, 2016	-	-	-	-	-	-	-	-	-	(3,271,701)	(3,271,701)
Balance at December 31, 2016	100	76,095	2,868	940,705	-	-	55,235,233	55,235	34,914,963	(35,746,628)	240,370
Sale of convertible preferred stock for cash	-	-	-	-	1,000	980,000	-	-	-	-	980,000
Conversion of preferred stock to common stock	-	-	(298)	(97,715)	-	-	19,862,000	19,862	77,853	-	-
Sale of common stock for cash upon warrant exercise	-	-	-	-	-	-	31,639,577	31,640	539,871	-	571,511
Stock-based compensation expense	-	-	-	-	-	-	-	-	57,224	-	57,224
Net loss for the year ended December 31, 2017	-	-	-	-	-	-	-	-	-	(2,170,162)	(2,170,162)
Balance at December 31, 2017	100	$76,095	2,570	$842,990	1,000	$980,000	106,736,810	$106,737	$35,589,911	$(37,916,790)	$(321,057)

GEOVAX LABS. INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net loss	$(2,170,162)	$(3,271,701)	$(2,689,287)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	28,027	28,780	28,935
Stock-based compensation expense	57,224	967,667	67,905
Changes in assets and liabilities:
Grant funds receivable	(31,684)	91,904	(40,637)
Prepaid expenses and other current assets	(13,314)	(5,626)	(12,146)
Accounts payable and accrued expenses	441,445	242,857	(60,033)
Total adjustments	481,698	1,325,582	(15,976)
Net cash used in operating activities	(1,688,464)	(1,946,119)	(2,705,263)

Cash flows from investing activities:
Purchase of property and equipment	(4,350)	-	(15,850)
Net cash used in investing activities	(4,350)	-	(15,850)

Cash flows from financing activities:
Net proceeds from sale of preferred stock	980,000	-	2,679,810
Net proceeds from sale of common stock	571,511	1,339,801	-
Net cash provided in financing activities	1,551,511	1,339,801	2,679,810

Net decrease in cash and cash equivalents	(141,303)	(606,318)	(41,303)
Cash and cash equivalents at beginning of period	454,030	1,060,348	1,101,651

Cash and cash equivalents at end of period	$312,727	$454,030	$1,060,348

Supplemental disclosure of non-cash financing activities:

As discussed in Note 7, during the year ended December 31, 2017, 298 shares of Series C Convertible Preferred Stock were converted into 19,862,000 shares of common stock and during the year ended December 31, 2016, 132 shares of Series C Convertible Preferred Stock were converted into 1,400,000 shares of common stock.

See accompanying notes to consolidated financial statements.

GEOVAX LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2017, 2016 and 2015

1.	Description of Business

GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a clinical-stage biotechnology company developing human vaccines using our novel vaccine platform. Our current development programs are focused on preventive vaccines against Human Immunodeficiency Virus (HIV), Zika Virus, hemorrhagic fever viruses (Ebola, Sudan, Marburg, Lassa), and malaria, as well as therapeutic vaccines for chronic Hepatitis B infections and cancers. We believe our technology and vaccine development expertise are well-suited for a variety of human infectious diseases and we intend to pursue further expansion of our product pipeline.

Certain of our vaccine development activities have been, and continue to be, financially supported by the U.S. government. This support has been both in the form of research grants and contracts awarded directly to us, as well as indirect support for the conduct of preclinical animal studies and human clinical trials.

We operate in a highly regulated and competitive environment. The manufacturing and marketing of pharmaceutical products require approval from, and are subject to, ongoing oversight by the Food and Drug Administration (FDA) in the United States, by the European Medicines Agency (EMA) in the European Union, and by comparable agencies in other countries. Obtaining approval for a new pharmaceutical product is never certain, may take many years and often involves expenditure of substantial resources. Our goal is to build a profitable company by generating income from products we develop and commercialize, either alone or with one or more potential strategic partners.

GeoVax is incorporated under the laws of the State of Delaware and our principal offices are located in Smyrna, Georgia (metropolitan Atlanta area).

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of GeoVax Labs, Inc. together with those of our wholly-owned subsidiary, GeoVax, Inc. All intercompany transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the date of these consolidated financial statements. We are devoting substantially all of our present efforts to research and development. We have funded our activities to date from government grants and clinical trial assistance, and from sales of our equity securities. We will continue to require substantial funds to continue our research and development activities.

We believe that our existing cash resources and government funding commitments will be sufficient to continue our planned operations into the third quarter of 2018. Due to our history of operating losses and our continuing need for capital to conduct our research and development activities, there is substantial doubt concerning our ability to operate as a going concern beyond that date. We are currently exploring sources of capital through additional government grants and contracts. We also intend to secure additional funds through sales of our equity securities or by other means. Management believes that we will be successful in securing the additional capital required to continue the Company’s planned operations, but that our plans do not fully alleviate the substantial doubt about the Company’s ability to operate as a going concern. Additional funding may not be available on favorable terms or at all. If we fail to obtain additional capital when needed, we will be required to delay, scale back, or eliminate some or all of our research and development programs as well as reduce our general and administrative expenses.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and money market accounts. The recorded values approximate fair market values due to the short maturities.

Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments that subject us to concentration of credit risk consist primarily of cash and cash equivalents, which are maintained by a high credit quality financial institution. The carrying values reported in the balance sheets for cash and cash equivalents approximate fair values.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to operations as incurred, while additions and improvements are capitalized. We calculate depreciation using the straight-line method over the estimated useful lives of the assets which range from three to five years. We amortize leasehold improvements using the straight-line method over the term of the related lease.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02, Leases (ASU 2016-02). ASU 2016-02 requires lessees to recognize the assets and liabilities on their balance sheet for the rights and obligations created by most leases and continue to recognize expenses on their income statements over the lease term. It will also require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. The guidance is effective for annual reporting periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted. We do not currently know the impact ASU 2016-02 will have on our financial statements, which will be dependent upon the nature of any lease obligations we may have at the time of our adoption of ASU 2016-02.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets. If we consider such assets to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the expected future net cash flows from the assets.

Accrued Expenses

As part of the process of preparing our financial statements, we estimate expenses that we believe we have incurred, but have not yet been billed by our third-party vendors. This process involves identifying services and activities that have been performed by such vendors on our behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date.

Net Loss Per Share

Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding. Common share equivalents consist of common shares issuable upon conversion of convertible preferred stock, and upon exercise of stock options and stock purchase warrants. All common share equivalents are excluded from the computation of diluted loss per share since the effect would be anti-dilutive. Common share equivalents which could potentially dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, totaled approximately 245.3 million, 93.9 million, and 90.3 million at December 31, 2017, 2016 and 2015, respectively.

Revenue Recognition

During the years ended December 31, 2017, 2016 and 2015, we recognized revenue in accordance with U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, (SAB 104). SAB 104 provides guidance in applying GAAP to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements. During 2017, 2016 and 2015, our revenue consisted primarily of grant and contract funding received from the NIH (see Note 5). Revenue from these arrangements is approximately equal to the costs incurred and is recorded as income as the related costs are incurred.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which creates a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for the Company beginning January 1, 2018. We do not believe the adoption of ASU 2014-09 will have a material impact on our financial statements.

Research and Development Expense

Research and development expense primarily consists of costs incurred in the discovery, development, testing and manufacturing of our product candidates. These expenses consist primarily of (i) salaries, benefits, and stock-based compensation for personnel, (ii) laboratory supplies and facility-related expenses to conduct development, (iii) fees paid to third-party service providers to perform, monitor and accumulate data related to our preclinical studies and clinical trials, (iv) costs related to sponsored research agreements, and (v) the costs to procure and manufacture materials used in clinical trials. These costs are charged to expense as incurred.

Patent Costs

Our expenditures relating to obtaining and protecting patents are charged to expense when incurred and are included in general and administrative expense.

Period to Period Comparisons

Our operating results are expected to fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results for future periods.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance unless, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized.

Stock-Based Compensation

We account for stock-based transactions in which the Company receives services from employees, directors or others in exchange for equity instruments based on the fair value of the award at the grant date. Compensation cost for awards of common stock is estimated based on the price of the underlying common stock on the date of issuance. Compensation cost for stock options or warrants is estimated at the grant date based on each instrument’s fair value as calculated by the Black-Scholes option pricing model. We recognize stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period for the award. See Note 9 for additional stock-based compensation information.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which amends Accounting Standards Codification Topic 718, Compensation – Stock Compensation. ASU 2016-09 is an attempt to simplify several aspects of the accounting for stock-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. We adopted ASU 2016-09 effective January 1, 2017; such adoption had no material impact on our financial statements.

In May 2017, the FASB issued Accounting Standards Update 2017-09, Scope of Modification Accounting (“ASU 2017-09”), which amends Accounting Standards Codification Topic 718, Compensation – Stock Compensation. ASU 2017-09 is an attempt to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718 Compensation – Stock Compensation, to a change to the terms or conditions of a share-based payment award. ASU 2017-09 is effective for the Company beginning January 1, 2018. We do not believe the adoption of ASU 2017-09 will have a material impact on our financial statements.

Other Recent Accounting Pronouncements

In July 2017, the FASB issued Accounting Standards Update 2017-11, (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”), which amends Accounting Standards Codification Topic 260, Earnings Per Share, Topic 480, Distinguishing Liabilities from Equity, and Topic 815, Derivatives and Hedging. ASU 2017-11 changes the classification of certain equity-linked financial instruments (or embedded features) with down round features and clarifies existing disclosure requirements for equity-classified instruments. ASU 2017-11 is effective for the Company beginning January 1, 2019. We are currently evaluating the impact of the adoption of ASU 2017-11 on our financial statements.

Except as discussed above, there have been no recent accounting pronouncements or changes in accounting pronouncements which we expect to have a material impact on our financial statements, nor do we believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on our financial statements.

3.	Property and Equipment

Property and equipment as shown on the accompanying Consolidated Balance Sheets is composed of the following as of December 31, 2017 and 2016:

	2017	2016
Laboratory equipment	$530,306	$525,956
Leasehold improvements	115,605	115,605
Other furniture, fixtures & equipment	28,685	28,685
Total property and equipment	674,596	670,246
Accumulated depreciation and amortization	(643,445)	(615,418)
Property and equipment, net	$31,151	$54,828

Depreciation and leasehold amortization expense was $28,027, $28,780, and $28,935 during the years ended December 31, 2017, 2016 and 2015, respectively.

4.	Accrued Expenses

Accrued expenses as shown on the accompanying Consolidated Balance Sheets is composed of the following as of December 31, 2017 and 2016:

	2017	2016
Accrued management salaries	$532,615	$201,170
Accrued directors’ fees	182,620	78,070
Other accrued expenses	18,476	15,000
Total accrued expenses	$733,711	$294,240

5.	Grants and Collaboration Revenue

Government Grants and Contracts

We receive payments from government entities under our grants and contracts with the National Institute of Allergy and Infectious Diseases in support of certain of our vaccine research and development efforts. We record revenue associated with government grants and contracts as the reimbursable costs are incurred. During 2017, 2016, and 2015, we recorded $980,270, $828,918, and $428,081, respectively, of revenue associated with these grants and contracts. As of December 31, 2017, there is an aggregate of $481,695 in remaining grant funds available for use during 2018.

Collaboration Revenue

In March 2017, we entered into a clinical trial collaboration agreement with American Gene Technologies International, Inc. (“AGT”) whereby AGT intends to conduct a phase 1 human clinical trial investigating our combined technologies as a functional cure for HIV infection. In connection with the agreement, AGT paid to us a non-refundable fee of $95,000, which we recorded as collaboration revenue during 2017.

6.	Commitments

Lease Agreement

We lease approximately 8,400 square feet of office and laboratory space pursuant to an operating lease which expires on December 31, 2018. Rent expense for the years ended December 31, 2017, 2016 and 2015 was $151,748, $149,288, and $146,092, respectively. Future minimum lease payments total $156,545 in 2018.

Other Commitments

In the normal course of business, we may enter into various firm purchase commitments related to production and testing of our vaccine material, conduct of clinical trials, and other research-related activities. As of December 31, 2017, we had approximately $79,000 of unrecorded outstanding purchase commitments to our vendors and subcontractors, all of which we expect will be due in 2018. We expect this entire amount to be reimbursable to us pursuant to currently outstanding government grants.

7.	Preferred Stock

Series B Convertible Preferred Stock

Our Series B Convertible Preferred Stock, $1,000 stated value (“Series B Preferred Stock”), has rights and privileges as set forth in the pertinent Certificate of Designation of Preferences, Rights and Limitations, including a liquidation preference equal to the stated value per share. The Series B Preferred Stock has no voting rights and is not entitled to a dividend. As of December 31, 2017, there were 100 shares of Series B Preferred Stock outstanding, convertible at any time at the option of the holder into 285,714 shares of common stock.

Series C Convertible Preferred Stock

In February 2015, we issued 3,000 shares of our Series C Convertible Preferred Stock, $1,000 stated value (“Series C Preferred Stock”) and warrants to purchase up to an aggregate of 51,333,331 shares of our common stock for total net proceeds of $2,679,810. We allocated $1,695,869 of the purchase price to the fair value of the warrants issued in the transaction (recorded to Additional Paid-in Capital) and recorded the net amount of $983,941 as the initial carrying value of the Series C Preferred Stock.

The Series C Preferred Stock has rights and privileges as set forth in the pertinent Certificate of Designation of Preferences, Rights and Limitations, including a liquidation preference equal to the stated value per share. The Series C Preferred Stock has no voting rights and is not entitled to a dividend. The Series C Preferred Stock is convertible at any time at the option of the holders into shares of our common stock, and contains price adjustment provisions which may, under certain circumstances, reduce the conversion price if we sell, or grant options to purchase, our common stock at a price lower than the then conversion price of the Series C Preferred Stock. During 2016, 132 shares of Series C Preferred Stock were converted into 1,400,000 shares of common stock. During 2017, 298 shares of Series C Preferred Stock were converted into 19,862,000 shares of common stock. In May 2017, in connection with the issuance of our Series D Convertible Preferred Stock discussed below, the conversion price of our Series C Preferred Stock was automatically reduced from $0.05 per share to $0.015 per share. As of December 31, 2017, there were 2,570 shares of Series C Preferred Stock outstanding, convertible into 171,349,733 shares of common stock.

Series D Convertible Preferred Stock

In May 2017, we issued 1,000 shares of our Series D Convertible Preferred Stock, $1,000 stated value (“Series D Preferred Stock”), for gross proceeds of $1.0 million. Net proceeds, after deduction of certain expenses, were $980,000.

Each share of Series D Preferred Stock is entitled to a liquidation preference equal to the initial purchase price, has no voting rights, and is not entitled to a dividend. The Series D Preferred Stock is convertible at any time at the option of the holders into shares of our common stock, with an initial conversion price of $0.015 per share. The Series D Preferred Shares contains price adjustment provisions, which may, under certain circumstances, reduce the conversion price on future dates according to a formula based on the then-current market price for our common stock.

We assessed the Series D Preferred Stock under ASC Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”), ASC Topic 815, “Derivatives and Hedging” (“ASC 815”), and ASC Topic 470, “Debt” (“ASC 470”). The Series D Preferred Stock contains an embedded feature allowing an optional conversion by the holder into common stock which meets the definition of a derivative. However, we determined that the preferred stock is an “equity host” (as described by ASC 815) for purposes of assessing the embedded derivative for potential bifurcation and that the optional conversion feature is clearly and closely associated to the preferred stock host; therefore, the embedded derivative does not require bifurcation and separate recognition under ASC 815. We determined there to be a beneficial conversion feature (“BCF”) requiring recognition at its intrinsic value. Since the conversion option of the preferred stock was immediately exercisable, the amount allocated to the BCF was immediately accreted to preferred dividends, resulting in an increase in the carrying value of the preferred stock.

8.	Common Stock

Increase in Authorized Shares of Common Stock

At a special meeting of our stockholders held on August 4, 2017, our stockholders approved an amendment to our certificate of incorporation to increase our authorized shares of common stock from 300,000,000 to 600,000,000 shares. The amendment to our certificate of incorporation was filed with the Delaware Secretary of State on August 4, 2017.

Common Stock Transactions

During 2017 and 2016, we issued 19,862,000 and 1,400,000 shares of our common stock, respectively, pursuant to the conversion of our Series C Preferred Stock (see Note 7).

During 2017, we issued 31,639,577 shares of our common stock related to the exercise of stock purchase warrants, resulting in net proceeds to us of $571,511. During 2016, we issued 21,884,420 shares of our common stock related to the exercise of stock purchase warrants, resulting in net proceeds of $1,339,801.

Stock Option Plans

In 2006 we adopted the GeoVax Labs, Inc. 2006 Equity Incentive Plan (the “2006 Plan”) and during 2016, our stockholders approved the GeoVax Labs, Inc. 2016 Stock Incentive Plan (the “2016 Plan”) which provides our Board of Directors broad discretion in creating equity incentives for employees, officers, directors and consultants. We have reserved 1,550,300 shares of our common stock for currently outstanding stock options under the 2006 Plan, and 6,000,000 shares for outstanding stock options and future issuances under the 2016 Plan. The 2016 Plan replaces the 2006 Plan, which expired September 28, 2016, and no further grants may be made under the 2006 Plan. As such, the 2016 Plan will serve as the sole equity incentive compensation plan for the Company. The exercise price for any option granted may not be less than fair value (110% of fair value for ISO’s granted to certain employees). Options have a maximum ten-year term and generally vest over three years.

Certain information concerning our stock option plans as of December 31, 2017, and a summary of activity during the year then ended is presented below:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (yrs)	Aggregate Intrinsic Value
Outstanding at December 31, 2016	3,499,475	$1.21
Granted	3,680,000	0.05
Exercised	-	-
Forfeited or expired	(155,200)	15.25
Outstanding at December 31, 2017	7,024,275	$0.29	8.8	$-0-
Exercisable at December 31, 2017	1,951,484	$0.90	6.6	$-0-

Stock Purchase Warrants

The following table presents a summary of stock purchase warrant activity during the year ended December 31, 2017:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2016	32,751,578	$0.07
Issued	-	-
Exercised	(31,639,577)	0.02
Forfeited or expired	(1,112,001)	0.57
Outstanding and exercisable at December 31, 2017	-0-	$-

Common Stock Reserved

A summary of common stock reserved for future issuance as of December 31, 2017 is as follows:

Stock Option Plans	7,550,300
Series B Convertible Preferred Stock	285,714
Series C Convertible Preferred Stock	171,349,733
Series D Convertible Preferred Stock	66,666,666
Total	245,852,413

9.	Stock-Based Compensation

Stock Option Plans

We use the Black-Scholes model for determining the grant date fair value of our stock option grants. This model utilizes certain information, such as the interest rate on a risk-free security with a term generally equivalent to the expected life of the option being valued and requires certain other assumptions, such as the expected amount of time an option will be outstanding until it is exercised or expired, to calculate the fair value of stock options granted. The significant assumptions we used in our fair value calculations were as follows:

	2017	2016	2015
Weighted average risk-free interest rates	2.40%	2.26%	1.99%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life of option (yrs)	7.0	7.0	7.0
Expected volatility	89.73%	88.72%	91.43%

Stock-based compensation expense related to our stock option plans was $57,224, $54,805, and $67,905 during the years ended December 31, 2017, 2016 and 2015, respectively. Stock option expense is allocated to research and development expense or to general and administrative expense based on the nature of the services provided by the related individuals. For the three years ended December 31, 2017, stock option expense was allocated as follows:

	2017	2016	2015
General and administrative expense	$31,271	$31,191	$45,822
Research and development expense	25,953	23,614	22,083
Total stock option expense	$57,224	$54,805	$67,905

As of December 31, 2017, there was $218,280 of unrecognized compensation expense related to stock-based compensation arrangements pursuant to our stock option plans. The unrecognized compensation expense is expected to be recognized over a weighted average remaining period of 2.6 years.

Additional information concerning our stock options for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
Weighted average fair value of options granted	$0.04	$0.05	$0.09
Intrinsic value of options exercised	-	-	-
Total fair value of options vested	58,337	54,757	66,622

Other Non-Employee Stock-Based Compensation

We recorded general and administrative expense of $-0-, $912,862 and $-0- during the years ended December 31, 2017, 2016 and 2015, respectively, related to modifications made to certain stock purchase warrants.

10.	Retirement Plan

We participate in a multi-employer defined contribution retirement plan (the “401k Plan”) administered by a third-party service provider, and the Company contributes to the 401k Plan on behalf of its employees based upon a matching formula. During the years ended December 31, 2017, 2016 and 2015 our contributions to the 401k Plan were $29,265, $33,871, and $40,296, respectively.

11.	Income Taxes

At December 31, 2017, we have a consolidated federal net operating loss (“NOL”) carryforward of approximately $70.9 million, available to offset against future taxable income which expires in varying amounts in 2019 through 2037. Additionally, we have approximately $949,000 in research and development (“R&D”) tax credits that expire in 2022 through 2037 unless utilized earlier. No income taxes have been paid to date. Section 382 of the Internal Revenue Code contains provisions that may limit our utilization of our NOL and R&D tax credit carryforwards in any given year as a result of significant changes in ownership interests that have occurred in past periods or may occur in future periods.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law in the United States. The Tax Act makes broad changes to the U.S. tax code, including, but not limited to, reducing the U.S. federal corporate tax rate from 35% to 21%. With regard to the Tax Act impact to the Company for the year ended December 31, 2017, we have recognized the impact of tax reform related to the revaluation of deferred tax assets and liabilities based on the rates we expect them to reverse in the future, which is generally 21%. The amount recorded as tax expense related to the remeasurement of the deferred tax balance was approximately $10.1 million, which was fully offset by a reduction in the valuation allowance.

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities included the following at December 31, 2017 and 2016:

	2017	2016
Deferred tax assets:
Net operating loss carryforward	$16,273,259	$24,689,298
Research and development tax credit carryforward	949,340	892,231
Stock-based compensation expense	1,709,867	2,748,899
Accrued salaries and directors’ fees	185,961	-
Depreciation	5,532	1,331
Total deferred tax assets	19,123,959	28,331,759

Deferred tax liabilities	-	-

Net deferred tax assets	19,123,959	28,331,759
Valuation allowance	(19,123,959)	(28,331,759)
Net deferred tax asset after reduction for valuation allowance	$-0-	$-0-

We have established a full valuation allowance equal to the amount of our net deferred tax assets due to uncertainties with respect to our ability to generate sufficient taxable income to realize these assets in the future. A reconciliation of the income tax benefit on losses at the U.S. federal statutory rate to the reported income tax expense is as follows:

	2017	2016	2015
U.S. federal statutory rate applied to pretax loss	$(737,855)	$(1,112,378)	$(936,936)
Permanent differences	436	2,012	2,914
Research and development credits	57,109	59,087	67,901
Impact of Tax Act	10,086,795	-	-
Change in valuation allowance	(9,406,485)	1,051,279	866,121
Reported income tax expense	$-0-	$-0-	$-0-

12.     Subsequent Events

During January and February 2018, 300 shares of Series D Preferred Stock were converted into 20,000,000 shares of common stock.

During February 2018, we issued 5,000,000 shares of our common stock in connection with entering into a financial advisory and investment banking agreement.

On February 28, 2018, we entered into a Senior Note Purchase Agreement with Georgia Research Alliance, Inc. (GRA) pursuant to which we issued a five-year Senior Promissory Note (the “Note”) in exchange for $50,000. The Note bears an annual interest rate of 5%, payable monthly, with principal repayments beginning in the second year. In connection with the Note, we also issued to the GRA a five-year warrant to purchase 178,571 shares of our common stock at a purchase price of $0.042 per share.

On March 5, 2018, we sold shares of our Series E convertible preferred stock to certain institutional investors for an aggregate purchase price of $600,000. The preferred stock is convertible at any time into shares of our common stock at $0.08 per share (7,500,000 shares in the aggregate), subject to possible adjustment as provided in the certificate of designation.

GEOVAX LABS, INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2017, 2016 and 2015

		Additions
Description	Balance at Beginning Of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End Of Period
Reserve Deducted in the Balance Sheet From the Asset to Which it Applies:

Allowance for Deferred Tax Assets
Year ended December 31, 2017	$28,331,759	$9,207,800	$-0-	$-0-	$19,123,959
Year ended December 31, 2016	27,131,034	1,200,725	-0-	-0-	28,331,759
Year ended December 31, 2015	26,021,943	1,109,094	-0-	-0-	27,131,034